                                                         File Number: 333-40286



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                            Pre-Effective Amendment
                                    No. 2 to


                                    FORM S-6

For Registration Under the Securities Act of 1933 of
Securities of Unit Investment Trusts Registered on Form N-8B-2

          A.   Exact name of Trust:

               THE PAINEWEBBER EQUITY TRUST,
               ABCs TRUST, SERIES 6

          B.   Name of Depositor:

               PAINEWEBBER INCORPORATED

          C. Complete address of Depositor's principal executive office:

               PAINEWEBBER INCORPORATED
               1285 Avenue of the Americas,
               New York, New York  10019

          D.   Name and complete address of agents for service:

               PAINEWEBBER INCORPORATED
               Attention:  Mr. Robert E. Holley
               1200 Harbor Boulevard
               Weehawken, N.J.  07087

               copy to:
               CARTER LEDYARD & MILBURN
               Attention: Kathleen H. Moriarty, Esq.
               2 Wall Street,
               New York, NY 10005

          E.   Title and amount of securities being registered:

               An indefinite number of Units pursuant to Rule 24f-2 under the Investment Company Act of 1940.

          F. Proposed maximum aggregate offering price to the public of the securities being registered:

               Indefinite

          G. Amount of filing fee, computed at one-thirty-eighth of 1 percent of the proposed maximum aggregate offering price to the public:

               None Required
               Pursuant to Rule 24f-2

          H.   Approximate date of proposed sale to public:

          AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF
          THE REGISTRATION STATEMENT

               The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
               Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
               Section 8(a), may determine.

                 THE PAINEWEBBER EQUITY TRUST,
                     ABCs TRUST, SERIES 6

                      Cross Reference Sheet

             Pursuant to Rule 404(c) of Regulation C
                under the Securities Act of 1933

          (Form N-8B-2 Items required by Instruction 1
                  as to Prospectus on Form S-6)

Form N-8B-2                            Form S-6
Item Number                            Heading in Prospectus

I.  Organization and General Information

1.  (a) Name of Trust                ) Front Cover
    (b) Title of securities issued   )

2.  Name and address of Depositor    ) Back Cover

3.  Name and address of Trustee      ) Back Cover

4.  Name and address of principal    ) Back Cover
      Underwriter                    )

5.  Organization of Trust            ) Nature of Trust

6.  Execution and termination of     ) Nature of Trust
      Trust Agreement                ) Termination of the Trust

7.  Changes of name                  ) *

8.  Fiscal Year                      ) *

9.  Litigation                       ) *

              II.  General Description of the Trust
                       and Securities of the Trust

10. General Information regarding    ) Summary of Portfolio
      Trust's Securities and Rights  ) Rights of Certificate-
      of Holders                     ) holders

----------
*Not applicable, answer negative or not required.

    (a) Type of Securities           ) Creation of Trust
        (Registered or Bearer)       )

    (b) Type of Securities           ) Creation of Trust
        (Cumulative or Distributive) )

    (c) Rights of Holders as to      ) Rights of Certificate-
        Withdrawal or Redemption     ) holders
                                     ) Redemption of Units by
                                     ) Trustee
                                     ) The Municipal Bond Trust
                                     ) Reinvestment Program

    (d) Rights of Holders as to      ) Secondary Market for
        conversion, transfer, etc.   ) Units, Exchange Option

    (e) Rights of Trust issues       ) *
        periodic payment plan        )
        certificates                 )

    (f) Voting rights as to Secu-    ) Rights of Certificate-
        rities, under the Indenture  ) holders

    (g) Notice to Holders as to      )
        change in                    )

        (1) Assets of Trust          ) Amendment of the Indenture
        (2) Terms and Conditions     ) Supervision of Trust
            of Trust's Securities    ) Investments
        (3) Provisions of Trust      ) Amendment of the Indenture
        (4) Identity of Depositor    ) Administration of the
            and Trustee              ) Trust

    (h) Consent of Security Holders  )
        required to change           )

        (1) Composition of assets    ) Amendment of the Indenture
            of Trust
        (2) Terms and conditions     ) Amendment of the Indenture
            of Trust's Securities    )
        (3) Provisions of Indenture  ) Amendment of the Indenture
        (4) Identity of Depositor    ) Administration of the
            and Trustee              ) Trust

11.  Type of securities comprising   ) *
      periodic payment certificates  )

----------
*Not applicable, answer negative or not required.

12. (a) Load, fees, expenses, etc.   ) Public Offering Price of
                                     ) Units Expenses of the
                                     ) Trust

    (b) Certain information regard-  ) *
        ing periodic payment         )
        certificates                 )

    (c) Certain percentages          ) *

    (d) Certain other fees, etc.     ) Expenses of the Trust
        payable by holders           )

    (e) Certain profits receivable   ) Public Offering Price of
        by depositor, principal      ) Units
        underwriters, trustee or     ) Public offering of Units
        affiliated persons           )

    (f) Ratio of annual charges      ) *
        to income                    )

13. Issuance of trust's securities   ) Nature of the Trust
                                     ) Public Offering of Units

14. Receipt and handling of          ) *
    payments from purchasers         )

15. Acquisition and disposition of   ) Acquisition of Securities
    underlying securities            ) for the Trust Supervision
                                     ) of Trust Investments

16. Withdrawal or redemption         ) Redemption of Units by
                                     ) Trustee

17. (a) Receipt and disposition of   ) Distributions to Certifi-
        income                       ) cateholders

    (b) Reinvestment of              )
        distributions                ) *

    (c) Reserves or special fund     ) Distributions to Certifi-
                                     ) cateholders

    (d) Schedule of distribution     ) *

18. Records, accounts and report     ) Statements to Certificate-
                                     ) holders Administration of
                                     ) the Trust

----------
*Not applicable, answer negative or not required.

19. Certain miscellaneous            ) Administration of the
    provisions of trust agreement    ) Trust

20. Loans to security holders        ) *

21. Limitations on liability         ) Limitation of Liabilities

22. Bonding arrangements             ) Included in Form N-8B-2

23. Other material provisions of     ) *
    trust agreement                  )

                III.  Organization Personnel and
                       Affiliated Persons of Depositor

24. Organization of Depositor        ) Sponsor

25. Fees received by Depositor       ) Public Offering Price of
                                     ) Units Expenses of the
                                     ) Trust

26. Business of Depositor            ) Sponsor

27. Certain information as to        ) Sponsor
    officials and affiliated         )
    persons of Depositor             )

28. Voting securities of Depositor   ) *

29. Persons controlling Depositor    ) Sponsor

30. Payments by Depositor for        ) *
    certain other services trust     )

31. Payments by Depositor for        ) *
    certain other services           )
    rendered to trust                )

32. Remuneration of employees of     ) *
    Depositor for certain services   )
    rendered to trust                )

33. Remuneration of other persons    ) *
    for certain services rendered    )
    to trust                         )

----------
*Not applicable, answer negative or not required.

         IV.  Distribution and Redemption of Securities

34. Distribution of trust's          ) Public Offering of Units
    securities by states             )

35. Suspension of sales of trust's   ) *
    securities                       )

36. Revocation of authority to       ) *
    distribute                       )

37. (a) Method of distribution       ) Public Offering of Units
    (b) Underwriting agreements      )
    (c) Selling agreements           )

38. (a) Organization of principal    ) Sponsor
        underwriter                  )
    (b) N.A.S.D. membership of       ) Sponsor
        principal underwriter        )

39. Certain fees received by         ) Public Offering Price of
    principal underwriter            ) Units

40. (a) Business of principal        ) Sponsor
        underwriter                  )
    (b) Branch officers of           )
        principal underwriter        )
    (c) Salesman of principal        ) *
        underwriter                  )

41. Ownership of trust's securities  ) *
    by certain persons               )

42. Certain brokerage commissions    ) *
    received by principal            )
    underwriter                      )

43. (a) Method of valuation          ) Public Offering Price
                                     ) Units
    (b) Schedule as to offering      ) *
        price                        )
    (c) Variation in offering        ) Public Offering
        price to certain persons     ) Units

44. Suspension of redemption rights  ) *

----------
*Not applicable, answer negative or not required.

45. (a) Redemption valuation         ) Redemption of Units by
                                     ) Trustee
    (b) Schedule as to redemption    ) *
        price                        )

       V.  Information concerning the Trustee or Custodian

46. Maintenance of position in       ) Secondary Market for Units
    underlying securities            ) Redemption of Units by
                                     ) Trustee
                                     ) Evaluation of the Trust

47. Organization and regulation of   ) Administration of the
    Trustee                          ) Trust Trustee

48. Fees and expenses of Trustee     ) Expenses of the Trust

49. Trustee's lien                   ) Expenses of the Trust


 VI.  Information concerning Insurance of Holders of Securities

50. (a) Name and address of          ) *
        Insurance Company            )
    (b) Type of policies             ) *
    (c) Type of risks insured and    ) *
        excluded                     )
    (d) Coverage of policies         ) *
    (e) Beneficiaries of policies    ) *
    (f) Terms and manner of          ) *
        cancellation                 )
    (g) Method of determining        ) *
        premiums                     )
    (h) Amount of aggregate          ) *
        premiums paid                )
    (i) Who receives any part of     ) *
        premiums                     )
    (j) Other material provisions    ) *
        of the Trust relating to     )
        insurance                    )

----------
*Not applicable, answer negative or not required.

                   VII.  Policy of Registrant

51. (a) Method of selecting and      ) Acquisition of Securities
        eliminating securities       ) for the Trust
        from the Trust               )

    (b) Elimination of securities    ) *
        from the Trust               )

    (c) Policy of Trust regarding    ) Supervision of Trust
        substitution and elimina-    ) Investment
        tion of securities           )

    (d) Description of any funda-    ) Acquisition of Securities
        mental policy of the Trust   ) for the Trust
                                     ) Supervision of Trust
                                     ) Investments

52. (a) Taxable status of the Trust  ) Tax status of the Trust
    (b) Qualification of the Trust   ) Tax status of the Trust
        as a mutual investment       )
        company                      )

          VIII.  Financial and Statistical Information

53. Information regarding the        ) *
    Trust's past ten fiscal years    )

54. Certain information regarding    ) *
    periodic payment plan certifi-   )
    cates                            )

55. Certain information regarding    ) *
    periodic payment plan certifi-   )
    cates                            )

56. Certain information regarding    ) *
    periodic payment plan certifi-   )
    cates                            )

57. Certain information regarding    ) *
    periodic payment plan certifi-   )
    cates                            )

58. Financial statements             ) Statement of Financial
    (Instruction 1(c) to Form S-6)   ) Condition

----------
*Not applicable, answer negative or not required.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO THE REGISTRATION STATEMENT OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.



                   SUBJECT TO COMPLETION, DATED AUGUST 3, 2000






                           PAINEWEBBER EQUITY TRUST

                              ABCs Trust Series 6
                           (A Unit Investment Trust)


--------------------------------------------------------------------------------
    o  Portfolio of Common Stocks Chosen from PaineWebber's Analysts' Best
       Calls ("ABCs") List

    o  Designed for Total Return

    o  Annual Capital Distributions
--------------------------------------------------------------------------------
     THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

                                    SPONSOR:


                           PAINEWEBBER INCORPORATED


           THIS PROSPECTUS CONSISTS OF TWO PARTS: PART A AND PART B.

                     PROSPECTUS PART A DATED        , 2000

                               TABLE OF CONTENTS



ABCS TRUST SERIES 6 PROSPECTUS PART A                                PAGE
                                                                     ----
Brief Description of the Trust ...................................   A-3
Summary of Risks .................................................   A-4
Fees and Expenses ................................................   A-6
Brief Description of the Trust's Investment Portfolio ............   A-7
Availability of Exchange Option ..................................   A-8
Is This Trust Appropriate for You? ...............................   A-8
Essential Information Regarding the Trust ........................   A-9
Report of Independent Auditors ...................................   A-11
Statement of Net Assets ..........................................   A-12
Schedule of Investments ..........................................   A-13

ABCS TRUST SERIES 6 PROSPECTUS PART B
The Composition of the Trust Portfolio ...........................   B-1
The PaineWebber Equity Research Department .......................   B-1
Summary of Certain Trust Features ................................   B-2
The Trust ........................................................   B-4
Risk Factors and Special Considerations ..........................   B-5
Federal Income Taxes .............................................   B-9
Public Offering of Units .........................................   B-10
 Public Offering Price ...........................................   B-10
 Sales Charge and Volume Discount ................................   B-10
 Employee Discount ...............................................   B-11
 Eligible Accounts ...............................................   B-12
 Distribution of Units ...........................................   B-12
 Secondary Market for Units ......................................   B-12
 Sponsor's Profits ...............................................   B-13
Redemption .......................................................   B-13
Valuation ........................................................   B-14
Comparison of Public Offering Price and Redemption Value .........   B-15
Expenses of the Trust ............................................   B-16
Rights of Unitholders ............................................   B-17
Distributions ....................................................   B-17
Reinvestment Plan ................................................   B-17
Exchange Option ..................................................   B-18
Administration of the Trust ......................................   B-20
 Accounts ........................................................   B-20
 Reports and Records .............................................   B-21
 Portfolio Supervision ...........................................   B-21
Amendment of the Indenture .......................................   B-22
Termination of the Trust .........................................   B-22
Sponsor ..........................................................   B-22
Trustee ..........................................................   B-23
Independent Auditors .............................................   B-23
Legal Opinions ...................................................   B-24

PAINEWEBBER EQUITY TRUST, ABCS TRUST SERIES 6 - PROSPECTUS PART A

BRIEF DESCRIPTION OF THE TRUST

1. THE TRUST'S OBJECTIVES.

    o The Trust seeks total return by investing in a fixed portfolio of stocks chosen from the PaineWebber Equity Research Department's "Analysts' Best Calls" lists, also called the "ABCs List."

    o  The Trust plans to hold until its termination a diversified portfolio
       of stocks which PaineWebber selected on       , 2000, the day before the
       first day of the Trust.

    o  As of       , 2000, the first day of the Trust, PaineWebber believes
       that the Trust's portfolio of stocks have the potential for achieving total return during the life of the Trust because the stocks have been chosen from the ABCs List in the manner described below.

    o The Trust is a unit investment trust which means that, unlike a mutual fund, the Trust's portfolio is not managed and stocks are not sold because of market changes.


2. THE PAINEWEBBER EQUITY RESEARCH DEPARTMENT.

    o The PaineWebber Equity Research Department seeks to identify the best investment opportunities by focusing on established and emerging trends in economics, the stock market and individual industries and companies.

    o The Equity Research Department analyzes opportunities in the stocks of individual companies by closely examining the fundamentals of the company and its industry. For example, the Research Department's analysts meet with company management, review management's strategies, evaluate the company's earnings potential, and examine the information gathered in the context of sophisticated economic and financial models.

    o  Based on the information obtained from its research, the Equity
       Research Department assigns one of four investment ratings to each stock that it covers: "Buy", "Attractive", "Neutral" or "Unattractive".

3. HOW ARE STOCKS CHOSEN FOR THE ABCS LIST?

    o The ABCs List is a list of the PaineWebber Equity Research Department's top stock selections. The ABCs List typically contains approximately 40 to 50 stocks.

    o To compile the list, most of the more than 50 analysts from the Equity Research Department who cover over 50 different industries each choose a stock from their respective industry that the analyst believes is most likely to outperform the stock market as a whole during the following 12 months.

    o The stocks chosen for the ABCs List must also be rated either "Buy" or "Attractive" by PaineWebber's Equity Research Department. A "Buy" rating is assigned to the stocks PaineWebber believes will achieve a total return of at least 20% during that 12-month time period, assuming a flat market, and an "Attractive" rating is assigned to those stocks PaineWebber believes will achieve a total return of 10-20% within the same time period. Of course, there is no assurance that the stocks assigned such ratings will, in fact, achieve such projected total returns, nor that the stocks will continue to be assigned such ratings during the 12-month time period following the first day of the Trust.

4. HOW DOES PAINEWEBBER CHOOSE THE STOCKS FOR THE TRUST FROM THE ABCS LIST?

   The Trust contains    stocks chosen from the most current ABCs List. Not
   all of the stocks included in the most current ABCs List are included in the Trust. To be included in the Trust's portfolio, each stock had to meet
   each of the following three (3) tests on       , 2000

    o  First, the stock must appear on the most current ABCs List;

    o Second, the stock must be issued by a company that has a market capitalization of at least $3 billion; and

    o Third, the stock must be recommended by a PaineWebber Equity Research Department analyst who rated more than 50% of the securities that the analyst follows as either "Buy" or "Attractive".


SUMMARY OF RISKS

YOU CAN LOSE MONEY BY INVESTING IN THE TRUST. This can happen for various reasons. A further discussion of the risks summarized below can be found in Part B of this Prospectus.


1. RISKS OF INVESTING IN THE TRUST

Certain risks are involved with an investment in a unit trust which holds common stocks. For example:

     THE TRUST IS NOT "MANAGED"

    o The Trust, unlike a mutual fund, is not "managed" and stocks will not be sold by the Trust to take advantage of market fluctuations.

    o The Trust holds a fixed portfolio of stocks chosen from the most current ABCs List on the first day of the Trust. Since the Trust is fixed, and not managed like a mutual fund, the Trust will not buy and sell portfolio stocks to match the most current ABCs List. Therefore, when new ABCs Lists are published by PaineWebber on a periodic basis, they may contain stocks different from those included in the most current ABCs List and from those held by the Trust.

    o The Trust may, in the future, continue to buy more of the stocks held by the Trust when additional Units are offered to the public or for the Reinvestment Plan, even though those stocks may no longer be on the then current ABCs List at the time such purchases are made by the Trust.

     THE TRUST MAY SELL PORTFOLIO STOCKS

    o The Trust portfolio may not remain constant during the life of the Trust. The Trustee may be required to sell stocks to pay Trust expenses, to meet redemptions, to sell, exchange or tender stocks under certain circumstances or to sell stocks in the event certain serious negative events occur.

    o The sale of stocks from the Trust in the period prior to termination and upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time due to impending or actual termination of the Trust. For this reason, among others, the amount you receive upon termination may be less than the amount you paid.


    o If many investors sell their Units, the Trust will have to sell stocks. This could reduce the diversification of your investment and increase your share of Trust expenses.

     THE PRICE AND VALUE OF UNITS WILL FLUCTUATE DURING THE TRUST'S TERM.

     o The price of your Units depends upon the full range of economic and market influences including the prices of equity securities, the condition of the stock markets and other economic influences that affect the global or United States economy.

     o Assuming no changes occur in the prices of the stocks held by the Trust, the price you receive for your Units will generally be less than the price you paid because your purchase price included a sales charge.

     o The stocks in the Trust's portfolio will generally trade on a domestic stock exchange or in the over-the-counter market. PaineWebber cannot assure you that a liquid trading market will exist. The value of the Trust's portfolio, and of your investment, may be reduced if trading in one or more stocks is limited or absent.

     o Additional stocks may be purchased by the Trust when additional Units are offered to the public or for the Reinvestment Plan. Costs, such as brokerage fees, incurred in purchasing such additional stocks will be borne by the Trust. Your Units will be worth less as a result of the Trust's payment of these brokerage fees and other expenses.


2. RISKS OF INVESTING IN STOCKS

INVESTING ALWAYS INVOLVES RISKS. The risks described below are the most significant risks associated with investing in the stocks held by the Trust.

     o The stocks held by the Trust can be expected to fluctuate in value depending on a wide variety of factors, such as economic and market influences affecting corporate profitability, financial condition of issuers, changes in worldwide or national economic conditions, the prices of equity securities in general and the Trust's stocks in particular.

     o The stocks held by the Trust may not perform as well as expected, and other trusts with similar investment objectives may hold stocks that outperform the Trust's stocks during the Trust's lifetime.

     o Holders of common stocks such as those held by the Trust have rights that are generally inferior to the holders of debt obligations or preferred stocks.

     o Common stocks are not obligations of the issuer of the stocks. Therefore, they do not provide any guaranteed income or provide the degree of protection of debt securities.


CODE OF ETHICS

     o The Trust and the Sponsor have each adopted a code of ethics effective March 1, 2000 regarding personal securities transactions by the Sponsor's employees. The Code permits investments in securities, including securities that may be purchased or held by the Trust. The Code is designed to prevent fraud, deception and misconduct against the Trust and to provide for reporting of personal securities transactions by certain employees. The Code is on file with the Commission and can be reviewed and copied at the Commission's Public Reference Room in Washington, DC. For information on operations of the Public Reference room, call the Commission at (202) 942-8090. The Code is available on the EDGAR Database on the Commission's Internet site at http:/www.sec.gov. A copy may be obtained, after paying a duplicating fee, by electronic request at publicinfo@sec.gov, or by writing the Commission's Public Reference Section, Washington, DC 20549-0102.

FEES AND EXPENSES

     This table shows the fees and expenses a Unitholder may pay, either directly or indirectly, when investing in Units of the Trust.

SALES CHARGES(1)


   Maximum 1% Initial Sales Charge(2)
   Total Deferred Sales Charges of $      per 100 units(3)
   Creation and Development Fee           per 100 units(4)


ESTIMATED ANNUAL OPERATING EXPENSES OF THE TRUST




                                                               AMOUNT
                                                             AS A % OF        AMOUNT PER
                                                            NET ASSETS      $1,000 INVESTED
                                                            (AS OF THE        (AS OF THE
                                                           FIRST DAY OF      FIRST DAY OF
                                                            THE TRUST)        THE TRUST)
                                                          --------------   ----------------
   Trustee's Fee                                                 %                $
   Portfolio, Bookkeeping and Administrative Expenses            %                $
   Other Operating Expenses                                      %                $
                                                                 -------          ---------
      TOTAL                                                      %                $
ESTIMATED INITIAL ORGANIZATION COSTS OF THE TRUST(5)             %                $
                                                                 -------          ---------


----------
(1)   Unitholders pay a combination of Initial and Deferred Sales Charges.

(2) The Initial Sales Charge of 1% of the Public Offering Price is reduced for purchasers of Units worth $50,000 or more. Also, certain classes of investors are entitled to reduced sales charges. For futher details, see "Public Offering of Units -- Sales Charge and Volume Discount" and "-- Employee Discount" in Part B of this Prospectus.

(3)   The Deferred Sales Charge of $     per 100 Units will be deducted from
      the Trust's net asset value from the 3rd through 12th months of the 13
      month life of the Trust, aggregating $      per 100 Units during such
      period. If Units are redeemed prior to      , the amount of any remaining
      Deferred Sales Charge installments will be deducted from the redemption proceeds. See "Public Offering Price -- Sales Charge and Volume Discount" and "Administration of the Trust" in Part B of this Prospectus for further details.

(4) The Creation and Development Fee of $ . per 100 Units is an annual charge that compensates the Sponsor for the creation and development of the Trust. It is computed as a fixed dollar amount per Unit, determined
      on      , 2000. This fee historically had been included in the
      Total Sales Charge.

(5)   Applicable only to purchasers of Units during the initial offering period
      (approximately   weeks).

EXAMPLE

     This example may help you compare the cost of investing in the Trust to the cost of investing in other funds.

     The example below assumes that you invest $10,000 in the Trust for the periods indicated and then either redeem or do not redeem your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Trust's annual operating expenses stay the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:



1 YEAR      3 YEARS     5 YEARS     10 YEARS
--------   ---------   ---------   ---------
   $           $           $           $




     While the Trust has a term of approximately 13 months, you may be able to invest in future ABCs Trusts with reduced sales charges. These future sales charges are included in the amounts provided above.

     See "Expenses of the Trust" in Part B of this Prospectus for additional information regarding expenses.


BRIEF DESCRIPTION OF THE TRUST'S INVESTMENT PORTFOLIO.

o The common stocks in the Trust's Portfolio have been issued by companies who receive income and derive revenues from multiple industry sources, but whose primary industry is listed in the "Schedule of Investments" in this Prospectus Part A.



                                 APPROXIMATE PERCENTAGE OF
 PRIMARY INDUSTRY SOURCE   AGGREGATE NET ASSET VALUE OF THE TRUST
                                           %
                                           %
                                           %
                                           %
                                           %
                                           %
                                           %
                                           %
                                           %
                                           %
                                           %
                                           %
                                           %
                                           %
                                           %
                                           %
                                           %

AVAILABILITY OF EXCHANGE OPTION

o When this Trust portfolio is about to terminate, you may elect the Exchange Option and acquire units either of (1) a future ABCs Trust Series, if one is available, or (2) certain other PaineWebber unit trusts designated as "Exchange Trusts" in Prospectus Part B under the heading "Exchange Option."


o Unitholders electing the Exchange Option may acquire units either of (1) a future ABCs Trust Series or (2) an Exchange Trust, at no Initial Sales Charge. Units acquired through the Exchange Option will be subject to the Deferred Sales Charges, if any, applicable to units of an Exchange Trust or to units of a future ABCs Trust Series.

o    If you notify the Sponsor by     , your Units will be redeemed and your
     proceeds from the sale of the Trust's securities will be reinvested on , 2000 in units either of (1) of a future ABCs Trust Series or (2) an Exchange Trust.

o If you decide not to elect the Exchange Option, you will receive a cash distribution after this Trust portfolio terminates.

o For a discussion of the tax effects of electing the Exchange Option, see "Exchange Option" in this Prospectus Part B. Unitholders are encouraged to consult with their own tax advisors as to the consequences to them of electing the Exchange Option.


IS THIS TRUST APPROPRIATE FOR YOU?

     Yes, if you are seeking total return over the life of the Trust by investing in common stocks issued by companies which PaineWebber selected for their growth and/or income potential. You can benefit from a professionally selected portfolio whose risk is reduced by investing in stocks of several different issuers from various industries.

     No, if you want a managed investment that changes to take advantage of market movements, if you are unable or unwilling to assume the risks involved generally with equity investments or if you need current income.

                   ESSENTIAL INFORMATION REGARDING THE TRUST

                              AS OF      , 2000(1)

SPONSOR: PaineWebber
Incorporated
TRUSTEE: Investors
Bank & Trust
Company
INITIAL DATE OF DEPOSIT:     , 2000



   TOTAL VALUE OF SECURITIES HELD BY THE TRUST: .............................   $
   TOTAL NUMBER OF UNIT(2) ..................................................   100,000
   FRACTIONAL UNDIVIDED INTEREST IN THE TRUST REPRESENTED BY EACH UNIT: .....   1/100,000th
   CALCULATION OF PUBLIC OFFERING PRICE PER UNIT(2), (3)
    Public Offering Price per Unit ..........................................   $ 10.00
    Less Reimbursement to Sponsor for Initial Organizational Costs(6) .......   $
    Less Initial Sales Charge(4)(7)* of 1% of Offering Price
     (1.00% of net amount invested per 100 Units) ...........................   $
    Net Asset Value per Unit ................................................   $
    Net Asset Value for 100,000 Units .......................................   $
    Divided by 100,000 Units(2) .............................................   $
REDEMPTION VALUE**: .........................................................   $
EVALUATION TIME: ............................................................   Closing time of the regular trading session
                                                                                on the New  York Stock Exchange, Inc.
                                                                                (ordinarily 4:00 P.M. New York time).

INCOME ACCOUNT DISTRIBUTION DATES(5): .......................................             and quarterly thereafter and on
                                                                                or after the Mandatory Termination Date.

CAPITAL ACCOUNT DISTRIBUTION DATES(5): ......................................           and on or after the Mandatory
                                                                                Termination Date. No distributions of less than
                                                                                $.05 per Unit need be made from the Capital
                                                                                Account on any Distribution Date.

RECORD DATES: ...............................................................           and quarterly thereafter.

MANDATORY TERMINATION DATE: .................................................

DISCRETIONARY LIQUIDATION AMOUNT: ...........................................   40% of the value of stocks upon completion of the
                                                                                deposit of the stocks.

ESTIMATED INITIAL ORGANIZATIONAL COSTS OF THE TRUST(6): .....................   $0.   per Unit.


                                                        Continued on page A-10

ESSENTIAL INFORMATION REGARDING THE TRUST (CONTINUED)
ESTIMATED ANNUAL OPERATING EXPENSES OF THE TRUST(8) .....................   $0.     per Unit.
 Trustee's Fee ..........................................................   $0.     per Unit.
 Portfolio Supervision, Bookkeeping and Administrative Expenses .........   $0.     per Unit.
 Other Operating Expenses ...............................................   $0.     per Unit.
EXCHANGE NOTIFICATION DATE ..............................................
SPECIAL REDEMPTION DATE .................................................


----------

1    The date prior to the Initial Date of Deposit.

2 As of the close of business on the Initial Date of Deposit, the number of Units may be adjusted so that the Public Offering Price per Unit will equal approximately $10.00, based on the 4:00 p.m. Eastern time valuation of the stocks in the Portfolio on such date. Subsequently, to the extent of any such adjustment in the number of Units, the fractional undivided interest per Unit will increase or decrease accordingly, from the amounts indicated above.

3 The Public Offering Price will be based upon the value of the stocks next computed following any purchase orders received plus the applicable sales
     charges and will vary on any date after             , 2000 from the Public
     Offering Price per Unit shown above. Following the Initial Date of Deposit, costs incurred in purchasing additional stocks will be at the expense of the Trust. Any investor purchasing Units after the Initial Date of Deposit will also pay a proportionate share of any accumulated dividend0 in the Income Account. (See "Summary of Certain Trust Features--Additional Deposits," "Risk Factors and Special Considerations" and "Valuation" in Part B of this Prospectus).

4    The Initial Sales Charge is 1% per 100 Units. In addition, ten (10)
     monthly Deferred Sales Charges of $ per 100 Units (totalling $       per
     100 Units) will be deducted from the Trust's net asset value during the third (3rd) through twelfth (12th) months of the Trust's thirteen (13) month life. The Initial Sales Charge is reduced on purchases of Units worth $50,000 or more. See "Public Offering of Units--Sales Charge and Volume Discount" in Part B of this Prospectus.

5    See "Distributions" in Part B of this Prospectus.

6 Investors purchasing Units during the initial offering period will reimburse the Sponsor for all or a portion of the costs incurred by the Sponsor in connection with organizing the Trust and offering the Units for sale described more fully in "Public Offering Price" in Part B of this Prospectus (collectively, the "Initial Organizational Costs"). These costs
     have been estimated at $        per Unit based upon the expected number of
     Units to be created during the initial offering period. Certain stocks purchased with the proceeds of the Public Offering Price will be sold by the Trustee at the completion of the initial public offering period to reimburse the Sponsor for Initial Organizational Costs actually incurred. If the actual Initial Organizational Costs are less than the estimated amount, only the actual Initial Organizational Costs will be deducted from the assets of the Trust. If, however, the amount of the actual Initial Organizational Costs are greater than the estimated amount, only the estimated amount of the Initial Organizational Costs will be deducted from the assets of the Trust.


7 The Creation and Development Fee of $ . per 100 Units is an annual charge that compensates the Sponsor for the creation and development of the Trust. It is computed as a fixed dollar amount per unit, determined on
                  , 2000 and and is deducted from the Trust's net assets at the same time as the Initial Organizational Costs of the Trust are deducted (see footnote 6 above). This fee historically had been included in the Total Sales Charge.

8 See "Expenses of the Trust" in Part B of this Prospectus. Estimated dividends from the stocks purchased, based upon last dividends actually paid, are expected by the Sponsor to be sufficient to pay estimated annual expenses of the Trust. If such dividends and income paid are insufficient to pay expenses, the Trustee is authorized to sell securities in an amount sufficient to pay such expenses. (See "Administration of the Trust" and "Expenses of the Trust" in Part B of this Prospectus.)


* The sales charge will not be assessed on securities sold to reimburse the Sponsor for the Initial Organizational Costs.

** This figure reflects deduction of the Initial Sales Charge of 1.00% and the Deferred Sales Charges of $0. per Unit. As of the close of the initial offering period, the Redemption Value will be reduced to reflect the payment of Initial Organizational Costs (see "Summary of Risk Factors" and "Comparison of Public Offering Price and Redemption Value" in Part B of this Prospectus).

                        REPORT OF INDEPENDENT AUDITORS



        THE UNITHOLDERS, SPONSOR AND TRUSTEE
        THE PAINEWEBBER EQUITY TRUST, ABCs TRUST SERIES 6

        We have audited the accompanying Statement of Net Assets of The PaineWebber Equity Trust, ABCs Trust Series 6, including the Schedule
        of Investments, as of      , 2000. This financial statement is the
        responsibility of the Trustee. Our responsibility is to express an opinion on this financial statement based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation with Investors Bank & Trust Company, Trustee, of an irrevocable letter of credit deposited for the purchase of securities,
        as shown in the financial statement as of      , 2000. An audit also
        includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of The
        PaineWebber Equity Trust, ABCs Trust Series 6 at      , 2000, in
        conformity with accounting principles generally accepted in the United States.



                                              ERNST & YOUNG LLP



        New York, New York
                 , 2000

                         THE PAINEWEBBER EQUITY TRUST,
                              ABCS TRUST SERIES 6
                            STATEMENT OF NET ASSETS

                  AS OF INITIAL DATE OF DEPOSIT,      , 2000


                             NET ASSETS
       Sponsor's Contracts to Purchase underlying Securities backed by irrevocable letter of credit (a) .................................  $
       Reimbursement to Sponsor for Initial Organizational Costs (b) .....
           Total .........................................................  $
                                                                            =========
       Units outstanding (c) .............................................     100,000

                         ANALYSIS OF NET ASSETS
        Cost to investors (d) ............................................  $1,000,000
        Less: Gross underwriting commissions (e) (b) .....................
              Reimbursement to Sponsor for Initial Organizational Costs
              Net Assets .................................................  $
                                                                            ==========

----------
     (a) The aggregate cost to the Trust of the securities listed under "Schedule of Investments" in this Prospectus Part A is determined by the Trustee on the basis set forth under "Public Offering of Units--Public Offering Price" in Part B of this Prospectus. See also the column headed "Cost of Securities to Trust" under "Schedule of Investments" in this Prospectus Part A. Pursuant to contracts to purchase securities, an irrevocable letter of credit
drawn on          , in the amount of $          has been deposited with the
Trustee, Investors Bank & Trust Company for the purchase of $        aggregate
value of Securities in the initial deposit and for the purchase of Securities in subsequent deposits.

     (b) Investors purchasing Units during the initial offering period will reimburse the Sponsor for all or a portion of the costs incurred by the Sponsor in connection with organizing the Trust and offering the Units for sale as described more fully in "Public Offering Price" in Part B of this Prospectus (collectively, the "Initial Organizational Costs"). These costs have been
estimated at $     per Unit based upon the expected number of Units to be
created during the initial offering period. Certain stocks purchased with the proceeds of the Public Offering Price will be sold by the Trustee at the completion of the initial public offering period to reimburse the Sponsor for Initial Organizational Costs actually incurred. If the actual Initial Organizational Costs are less than the estimated amount, only the actual Initial Organizational Costs will be deducted from the assets of the Trust. If, however, the amount of the actual Initial Organizational Costs are greater than the estimated amount, only the estimated amount of the Initial Organizational Costs will be deducted from the assets of the Trust.

     (c) Because the value of stocks at the Valuation Time on the Initial Date of Deposit may differ from the amounts shown in this Statement of Net Assets, the number of Units offered on the Initial Date of Deposit will be adjusted from the initial number of Units shown to maintain the $10 per Unit offering price only for that day. The Public Offering Price on any subsequent day will vary.

     (d) The aggregate public offering price is computed on the basis set forth under "Public Offering of Units--Public Offering Price" in Part B of this Prospectus.

     (e) Assumes the maximum Initial Sales Charge of 1.00% of the Public
Offering Price. Additionally, Deferred Sales Charges of $     per 100 Units,
payable in ten equal monthly installments on the tenth (10th) day of each month from the third (3rd) through twelfth (12th) months of the Trust for an
aggregate amount of $      per 100 Units, will be deducted. Amounts will be
credited to an account maintained by the Trustee from which the Deferred Sales Charge obligation of the Unitholders to the Sponsor will be met. If Units are
sold, redeemed or exchanged prior to        , the remaining portion of the
Deferred Sales Charge applicable to such redeemed Units will be deducted from the proceeds and will be credited to the account on such sale, exchange or redemption date. The sales charges are computed on the basis set forth under "Public Offering of Units--Sales Charge and Volume Discount" in Part B of this
Prospectus. Based on the projected total assets of $         , the estimated
maximum Deferred Sales Charge would be $         .

                         THE PAINEWEBBER EQUITY TRUST
                              ABCS TRUST SERIES 6

                            SCHEDULE OF INVESTMENTS

                   AS OF INITIAL DATE OF DEPOSIT,      , 2000


COMMON STOCKS (1)




 PRIMARY INDUSTRY SOURCE AND     NUMBER OF     COST OF SECURITIES
        NAME OF ISSUER             SHARES        TO TRUST(2)(3)
-----------------------------   -----------   -------------------

                         THE PAINEWEBBER EQUITY TRUST
                              ABCS TRUST SERIES 6

                      SCHEDULE OF INVESTMENTS (CONTINUED)

                   AS OF INITIAL DATE OF DEPOSIT,      , 2000

COMMON STOCKS (1)


 PRIMARY INDUSTRY SOURCE AND     NUMBER OF     COST OF SECURITIES
        NAME OF ISSUER             SHARES        TO TRUST(2)(3)
-----------------------------   -----------   -------------------
                                                  $

                                                  ---------------
   TOTAL INVESTMENTS                              $
                                                  ===============

----------
(1)   All Stocks are represented entirely by contracts to purchase such Stocks.

(2) Valuation of the Securities by the Trustee was made as described in "Valuation" in Part B of this Prospectus as of the close of business on the business day prior to the Initial Date of Deposit.
(3)   The [gain] [loss] to the Sponsor on the Initial Date of Deposit was $   .

 *    Non-income producing security.


PLEASE NOTE THAT IF THIS PROSPECTUS IS USED AS A PRELIMINARY PROSPECTUS FOR A FUTURE TRUST IN THIS SERIES, THE PORTFOLIO WILL CONTAIN DIFFERENT STOCKS FROM THOSE DESCRIBED ABOVE.

                           PAINEWEBBER EQUITY TRUST

                              ABCS TRUST SERIES 6


--------------------------------------------------------------------------------
     THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES NOR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------


                                    SPONSOR:


                            PAINEWEBBER INCORPORATED

         Prospectus Part B may not be distributed unless accompanied by
                              Prospectus Part A.


     This Prospectus Part B contains a description of the important features of the PaineWebber Equity Trust, ABCs Trust Series 6 and also includes a more detailed discussion of the investment risks that a Unitholder might face while holding Trust Units.

           THIS PROSPECTUS CONSISTS OF TWO PARTS: PART A AND PART B.
                      PROSPECTUS PART B DATED     , 2000.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                           PAINEWEBBER EQUITY TRUST
                              ABCS TRUST SERIES 6
                               PROSPECTUS PART B

--------------------------------------------------------------------------------

                     THE COMPOSITION OF THE TRUST PORTFOLIO


     PaineWebber observes that the challenge for many investors today is to build a portfolio that offers the potential for solid performance from the thousands of issues currently trading in the market. PaineWebber has historically maintained a commitment to providing its clients with superior, performance-oriented equity research.

     Analysts' Best Calls ("ABCs") is a compilation of PaineWebber's research analysts' top stock selections. Most of the more than 50 PaineWebber senior analysts who cover over 50 different industries each select a stock from their respective sectors based on their assessment of the likelihood that the stock will outperform the market over the next 12 months. The ABC is the stock the analyst believes has the highest total return potential in its universe and on which the analyst has the highest level of conviction, and must be rated either "Buy" or "Attractive" by PaineWebber. ABCs are drawn from the entire range of industries and companies covered by the PaineWebber Equity Research Department (the "Equity Research Department"). Historically, the ABCs list has comprised approximately 40 to 50 stocks. The stocks included in the Trust (the "Stocks" or the "Securities") were chosen from the entire universe of the stocks on the ABCs list. Investors should note that because the Stocks held by the Trust were subject to several selection screens described below, the Trust may not hold the entire ABCs list.

     The Stocks included in the Trust were chosen in the following manner: first, all Stocks had to be ABCs as of the day prior to the Initial Date of Deposit. Second, the issuer of each Stock had to have a minimum market capitalization of $3 billion. Third, only Stocks chosen by PaineWebber research analysts who rated more than 50% of their followed stocks either "Buy" or "Attractive", were permitted to be included in the Trust. All Stocks meeting these three criteria were included as Stocks in the Trust's Portfolio shown under the heading "Schedule of Investments" in Part A of this Prospectus.

     All the Stocks in the Trust Portfolio are common stocks issued by companies that may receive income and derive revenues from multiple industry sources but whose primary industry is listed in the "Schedule of Investments" in Part A of this Prospectus.

                   THE PAINEWEBBER EQUITY RESEARCH DEPARTMENT

     The Equity Research Department seeks to identify today's best investment opportunities based on established and emerging economic, market, industry and company trends. Using a fundamental approach, PaineWebber's research professionals visit with the company management teams and evaluate their strategies in terms of the probable impact on corporate earnings. At PaineWebber, the process involves a constant and dynamic dialogue among strategists, economists and analysts; using leading-edge technology, they look at information from the top down and the bottom up, challenging each others' assumptions and continuously sharpening their focus on both major issues and supporting details. After visiting their companies, building detailed financial models, evaluating near-and-longer term prospects for each company and its competitors, establishing valuation frameworks for each stock, and factoring-in the work of PaineWebber's strategists and economists, the analyst assigns an investment rating to the stock.

     PaineWebber analysts assign one of four investment ratings to each stock under research coverage: "Buy", "Attractive", "Neutral" or "Unattractive". Each rating assumes a 12-month time horizon and is based on a stock's total return potential (stock price appreciation plus dividend) relative to the market. A "Buy" rating is assigned to those stocks PaineWebber believes will achieve total return of at least 20% in a flat market. A stock rated "Attractive" is one which PaineWebber believes will offer total return of 10-20% in the coming 12-month period. The "Neutral" rating is assigned to those stocks which are selling within 10% of the PaineWebber analysts' estimated price targets one year out and whose stock prices are not expected to change materially in price during the next 12 months. The "Unattractive" rating is assigned to those stocks which PaineWebber believes has at least ten percentage points more downside risk than the current dividend yield, assuming a flat market environment.


     The Research Department has been long recognized as one of the leaders on Wall Street. PaineWebber has been named among the top 10 investment firms in Institutional Investor's "All America Research Team," in each of its 28 annual surveys. Institutional Investor bases this ranking on the opinions of directors of research, chief investment officers, portfolio managers and analysts of major money management institutions. Additionally, The Wall Street Journal reported that PaineWebber's "Performance Portfolio," which is submitted by the Research Department to Zacks Investment Research, ranked eleventh among the submitted lists of 15 major firms for the five-year period ended June 30, 2000, achieving a return of 153.6%. For the one-year performance period ended June 30, 2000, PaineWebber's Performance Portfolio was ranked number 14 out of 15 firms, achieving a return of -3.2%. The Wall Street Journal arrives at this ranking by comparing the estimated performance of stocks on the recommended lists submitted by 15 major brokerage firms. The performance figures are computed using a variety of data, including stock price changes, dividends and hypothetical trading commissions of 1%. Each brokerage firm constructs its recommended list using the criteria it deems important; PaineWebber's Performance Portfolio consists of a select list of stocks rated "Buy" or "Attractive" by PaineWebber's investment research analysts. Additionally, PaineWebber's Performance Portfolio is selected by PaineWebber Research Department management and the stocks included in the Portfolio have no minimum market capitalization requirements. In contrast, the stocks included in the ABCs Series Trust are chosen by individual Equity Research Analysts and are subject to a minimum market capitalization requirement discussed below. There is no assurance that PaineWebber will be successful in stock selection during the term of this Trust or will continue to be highly ranked among investment firms for stock selection. The stocks on the ABCs list may not be, during the term of this Trust, the same stocks as those contained in the Performance Portfolio.


                       SUMMARY OF CERTAIN TRUST FEATURES

     Additional Deposits. After the first deposit on the Initial Date of Deposit the Sponsor may, from time to time, cause the deposit of additional Securities ("Additional Securities") in the Trust where additional Units are to be offered to the public. (See "The Trust" in this Prospectus Part B). The Trust, when acquiring such Additional Securities, may purchase Stocks notwithstanding that, at the time of such purchase, such Stocks are no longer included in the most current ABCs list. Costs incurred in acquiring such Additional Securities will be borne by the Trust. Unitholders will experience a dilution of their investment as a result of such brokerage fees and other expenses paid by the Trust during additional deposits of Securities purchased by the Trustee with cash or cash equivalents pursuant to instructions to purchase such Securities. (See "The Trust" and "Risk Factors and Special Considerations" in this Prospectus Part B.)

     Public Offering Price. Units will be charged a combination of an Initial Sales Charge on the date of purchase of 1.00% of the Public Offering Price,
plus Deferred Sales Charges which will aggregate $     per 100 Units over the
third (3rd) through twelfth (12th) months of the thirteen (13) month life of
the Trust. For example, on a $1,000 investment, $    is invested in the Trust
and a $10.00 Initial Sales Charge is collected. In addition, a Deferred Sales
Charge of $    per 100 Units will be deducted from the Trust's net asset value on the tenth (10th) day of each month from months three (3) through twelve (12)
of the Trust's life for a total of $    . This deferred method of payment keeps
more of the investor's money
invested over a longer period of time than would be the case if a single sales charge of the same amount were collected on the initial date of purchase. The Initial Sales Charge is reduced on a graduated scale for volume purchasers and is reduced for certain other purchasers. Units are offered at the Public Offering Price computed as of the Evaluation Time for all sales subsequent to the previous evaluation. The Public Offering Price on any date subsequent to the Initial Date of Deposit, will vary from the Public Offering Price set forth on page A-9 of this Prospectus. Units redeemed or repurchased prior to the accrual of the final Deferred Sales Charge installment will have any amount of any remaining installments deducted from the redemption or repurchase proceeds or deducted in calculating an in-kind redemption. (See "Public Offering of Units" in this Prospectus Part B). In addition, during the initial public offering period, the Public Offering Price per 100 Units will include an amount sufficient to reimburse the Sponsor for the payment of all or a portion of the Initial Organizational Costs described more fully in "Public Offering Price" in this Prospectus Part B.


     Distributions. The Stocks in the Trust were chosen for their total return potential, not for their income potential. The Trustee will make distributions on the Distribution Dates. (See "Distributions" and "Administration of the Trust" in this Prospectus Part B.) Unitholders may elect to have their Income and Capital Account distributions automatically reinvested into additional Units of the Trust (see "Reinvestment Plan" in this Prospectus Part B). Upon termination of the Trust, the Trustee will distribute to each Unitholder of record on such date his pro rata share of the Trust's assets, less expenses. The sale of Securities in the Trust in the period prior to termination and upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time due to impending or actual termination of the Trust. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the amount paid by such Unitholder.


     Termination. Unitholders may receive their termination proceeds in cash (or, at the Sponsor's election, in kind for distributions in excess of $500,000) after the Trust terminates (see "Termination of the Trust" in this Prospectus Part B). Unless advised to the contrary by the Sponsor, the Trustee will begin to sell the Securities held in the Trust approximately fifteen days prior to the Mandatory Termination Date. Moneys held upon such sale or maturity of Securities will be held in non-interest bearing accounts created by the Indenture until distributed and will be of benefit to the Trustee. The Trust will terminate approximately thirteen (13) months after the Initial Date of Deposit regardless of market conditions at the time. (See "Termination of the Trust" and "Federal Income Taxes" in this Prospectus Part B.)


     Market for Units. The Sponsor, though not obligated to do so, presently intends to maintain a secondary market for Units. The public offering price in the secondary market will be based upon the value of the Securities next determined after receipt of a purchase order, plus the applicable sales charge. (See "Public Offering of Units--Public Offering Price" and "Valuation" in this Prospectus Part B.) If a secondary market is not maintained, a Unitholder may dispose of his Units only through redemption. With respect to redemption requests in excess of $500,000, the Sponsor may determine in its sole discretion to direct the Trustee to redeem units "in kind" by distributing Securities to the redeeming Unitholder. (See "Redemption" in this Prospectus Part B.)

THE TRUST

     The Trust is one of a series of similar but separate unit investment trusts created under New York law by the Sponsor pursuant to a Trust Indenture and Agreement* (the "Indenture") dated as of the Initial Date of Deposit, between PaineWebber Incorporated, as Sponsor and Investors Bank & Trust Company, as Trustee (the "Trustee"). The objective of the Trust is total return through an investment in equity securities selected from PaineWebber's ABCs list. Of course, there can be no assurance that the objective of the Trust will be achieved.

     On the Initial Date of Deposit, the Sponsor deposited with the Trustee confirmations of contracts for the purchase of Stocks together with an irrevocable letter or letters of credit of a commercial bank or banks in an amount at least equal to the purchase price. The value of the Securities was determined on the basis described under "Valuation" in this Prospectus Part B. In exchange for the deposit of the contracts to purchase Securities, the Trustee delivered to the Sponsor a receipt for Units representing the entire ownership of the Trust.

     With the deposit on the Initial Date of Deposit, the Sponsor established a proportionate relationship between the Securities in the Trust (determined by reference to the number of shares of each issue of Stock). The Sponsor may, from time to time, cause the deposit of Additional Securities in the Trust when additional Units are to be offered to the public or pursuant to the Reinvestment Plan. During the 90-day period following the Initial Date of Deposit, deposits of Additional Securities or cash in connection with the issuance and sale of additional Units will maintain, to the extent practicable, the original proportionate relationship among the number of shares of each Security. The original proportionate relationship is subject to adjustment to reflect the occurrence of a stock split or a similar event which affects the capital structure of the issuer of a Security but which does not affect the Trust's percentage ownership of the common stock equity of such issuer at the time of such event, to reflect a merger or reorganization, to reflect the acquisition of Securities or to reflect a sale or other disposition of a Security. It may not be possible to maintain the exact original proportionate relationship among the Securities deposited on the Initial Date of Deposit because of, among other reasons, purchase requirements, changes in prices, brokerage commissions or unavailability of Securities (see "Administration of the Trust--Portfolio Supervision" in this Prospectus Part B). Units may be continuously offered to the public by means of this Prospectus (see "Public Offering of Units--Public Offering Price" in this Prospectus Part B) resulting in a potential increase in the number of Units outstanding. Deposits of Additional Securities subsequent to the 90-day period following the Initial Date of Deposit must replicate exactly the proportionate relationship among the number of shares of each of the Securities comprising the Portfolio immediately prior to such deposit of Additional Securities. Stock dividends issued in lieu of cash dividends, if any, received by the Trust will be sold by the Trustee and the proceeds therefrom shall be added to the Income Account. (See "Administration of the Trust" and "Reinvestment Plan" in this Prospectus Part
B).

     On the Initial Date of Deposit each Unit represented the fractional undivided interest in the Securities and net income of the Trust set forth under "Essential Information Regarding the Trust" in Part A of this Prospectus. However, if additional Units are issued by the Trust (through the deposit of Additional Securities for purposes of the sale of additional Units or pursuant to the Reinvestment Plan), the aggregate value of Securities in the Trust will be increased and the fractional undivided interest


----------
* Reference is hereby made to said Trust Indenture and Agreement and any statements contained herein are qualified in their entirety by the provisions of said Trust Indenture and Agreement.

represented by each Unit in the balance will be decreased. If any Units are redeemed, the aggregate value of Securities in the Trust will be reduced, and the fractional undivided interest represented by each remaining Unit in the balance will be increased. Units will remain outstanding until redeemed upon tender to the Trustee by any Unitholder (which may include the Sponsor) or until the termination of the Trust. (See "Termination of the Trust" in this Prospectus Part B.)

     INVESTORS SHOULD BE AWARE THAT THE TRUST, UNLIKE A MUTUAL FUND, IS NOT A "MANAGED" FUND AND AS A RESULT THE ADVERSE FINANCIAL CONDITION OF A COMPANY WILL NOT RESULT IN ITS ELIMINATION FROM THE PORTFOLIO EXCEPT UNDER CERTAIN LIMITED CIRCUMSTANCES (SEE "ADMINISTRATION OF THE TRUST--PORTFOLIO SUPERVISION" IN THIS PROSPECTUS PART B). IN ADDITION, SECURITIES WILL NOT BE SOLD BY THE TRUST TO TAKE ADVANTAGE OF MARKET FLUCTUATIONS OR CHANGES IN ANTICIPATED RATES OF APPRECIATION.

     Investors should note that PaineWebber, in its general securities business, acts as agent or principal in connection with the purchases and sales of equity securities, including the Securities in the Trust, and may act as a market maker in certain of the Securities. PaineWebber also from time to time issues reports and may make recommendations relating to equity securities, including the Securities in the Trust, and has provided, and may continue to provide, investment banking services to the issuers of the Securities.

     Investors should note in particular that the Securities were selected by the Sponsor as of the Initial Date of Deposit. The Trust may continue to purchase Additional Securities when additional Units are offered to the public or pursuant to the Reinvestment Plan, or may continue to hold Securities originally selected through this process. This may be the case even though the Securities may no longer be included in the current ABCs list or the evaluation of the attractiveness of such Securities may have changed and, if the evaluation were performed again at that time, the Securities would not be selected for the Trust. In addition, the Sponsor may continue to sell Trust Units even if PaineWebber changes a recommendation relating to one or more Securities in the Trust.


RISK FACTORS AND SPECIAL CONSIDERATIONS

     An investment in Units of the Trust should be made with an understanding of the risks inherent in an investment in common stocks in general. The general risks are associated with the rights to receive payments from the issuer which are generally inferior to creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Holders of common stocks have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and to participate in amounts available for distribution by the issuer only after all other claims against the issuer have been paid or provided for. By contrast, holders of preferred stocks have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis, but do not participate in other amounts available for distribution by the issuing corporation. Dividends on cumulative preferred stock must be paid before any dividends are paid on common stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. For these reasons, preferred stocks generally entail less risk than common stocks.

     The Trust is not appropriate for investors who require high current income or seek conservation of capital.

     Common stocks do not represent an obligation of the issuer. Therefore, they do not offer any assurance of income or provide the degree of protection of debt securities. The issuance of debt securities or even preferred stock by an issuer will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Unlike debt securities which typically have a stated principal amount payable at maturity, common stocks do not have a fixed principal amount or a maturity. Additionally, the value of the Stocks in the Trust may be expected to fluctuate over the life of the Trust.

     Certain of the Stocks in the Trust may be ADRs which are subject to additional risks. (See "Schedule of Investments" in Part A of this Prospectus.) ADRs evidence American Depositary Shares ("ADS"), which, in turn, represent common stock of foreign issuers deposited with a custodian in a depositary. (For purposes of this Prospectus, the term "ADR" generally includes "ADS".) ADRs involve certain investment risks that are different from those found in stocks issued by domestic issuers. These investment risks include potential political and economic developments, potential establishment of exchange controls, new or higher levels of taxation, or other governmental actions which might adversely affect the payment or receipt of payment of dividends on the common stock of foreign issuers underlying such ADRs. ADRs may also be subject to current foreign taxes, which could reduce the yield on such securities. Also, certain foreign issuers are not subject to reporting requirements under U.S. securities laws and therefore may make less information publicly available than that provided by domestic issuers. Further, foreign issuers are not necessarily subject to uniform financial reporting, auditing and accounting standards and practices which are applicable to publicly traded domestic issuers.

     In addition, the securities underlying the ADRs held in the Trust are generally denominated, and pay dividends, in foreign currency. An investment in securities denominated and principally traded in foreign currencies involves investment risk substantially different than an investment in securities that are denominated and principally traded in U.S. dollars. This is due to currency exchange rate risk, because the U.S. dollar value of the shares underlying the ADRs and of their dividends will vary with the fluctuations in the U.S. dollar foreign exchange rates for the relevant currency in which the shares underlying the ADRs are denominated. The Trust, however, will compute its income in United States dollars, and to the extent any of the Stocks in the Trust pay income or dividends in foreign currency, the Trust's computation of income will be made on the date of its receipt by the Trust at the foreign exchange rate then in effect. PaineWebber observes that, in the recent past, most foreign currencies have fluctuated widely in value against the U.S. dollar for many reasons, including the soundness of the world economy, supply and demand of the relevant currency, and the strength of the relevant regional economy as compared to the economies of the United States and other countries. Exchange rate fluctuations are also dependent, in part, on a number of economic factors including economic conditions within the relevant country, interest rate differentials between currencies, the balance of imports and exports of goods and services, and the transfer of income and capital from one country to another. These economic factors in turn are influenced by a particular country's monetary and fiscal policies, perceived political stability (particularly with respect to transfer of capital) and investor psychology, especially that of institutional investors, who make assessments of the future relative strength or weakness of a particular currency. As a general rule, the currency of a country with a low rate of inflation and a favorable balance of trade should increase in value relative to the currency of a country with a high rate of inflation and deficits in the balance of trade.

     Any distributions of income to Unitholders will generally depend upon the declaration of dividends by the issuers of Securities and the declaration of dividends depends upon several factors, including the financial condition of the issuers and general economic conditions. In addition, there are investment risks common to all equity issues. The Stocks may appreciate or depreciate in value depending upon a variety of factors, including the full range of economic and market influences affecting corporate profitability, the financial condition of issuers, changes in national or worldwide economic conditions, and the prices of equity securities in general and the Stocks in particular. Distributions of income, generally made by declaration of dividends, is also dependent upon several factors, including those discussed above in the preceding sentence.

     Investors should note that the Trust's objective may not be realized because the Securities held in the Trust's portfolio may not perform as well as expected, and other investment vehicles with similar investment objectives may hold stocks that outperform the Trust's stocks during the Trust's lifetime.

     The Sponsor's buying and selling of the Securities, especially during the initial offering of Units of the Trust, or to satisfy redemptions of Units, to reimburse the Sponsor for the Initial Organizational Costs or to pay the accrued Deferred Sales Charges and Creation and Development Fee to the Sponsor, may impact upon the value of the underlying Securities and the Units. During the initial public offering period the Sponsor may also purchase large blocks of the Securities in connection with the offering of other investment funds holding substantially the same portfolio of Securities as the Trust. The Sponsor's acquisition of certain of the Securities in open market purchases may have the unintended result of increasing the market price for such Securities during the period that the Sponsor is acquiring Securities for the Trust. The publication of the list of the Securities selected for the Trust may also cause increased buying activity in certain of the Securities comprising the Trust portfolio. After such announcement, investment advisory and brokerage clients of the Sponsor and its affiliates may purchase individual Securities appearing on the list during the course of the initial offering period. Such buying activity in the stock of these companies prior to the purchase of the Securities by the Trust may cause the Trust to purchase stocks at a higher price than those buyers who effect purchases prior to purchases by the Trust and may also increase the amount of the profit realized by the Sponsor on the purchase of the Securities for deposit into the Trust.

     Investors should note that the creation of additional Units subsequent to the Initial Date of Deposit may have an effect upon the value of previously existing Units. To create additional Units the Sponsor may deposit cash (or cash equivalents, e.g., a bank letter of credit in lieu of cash) with instructions to purchase Additional Securities in amounts and in percentage relationships described above under "The Trust." To the extent the price of a Security increases or decreases between the time cash is deposited with instructions to purchase the Additional Security and the time the cash is used to purchase the Additional Security, Units will represent less or more of that Security and more or less of the other Securities in the Trust. Unitholders will be at risk because of price fluctuations during this period since if the price of shares of a Security increases, Unitholders will have an interest in fewer shares of that Security, and if the price of a Security decreases, Unitholders will have an interest in more shares of that Security, than if the Security had been purchased on the date cash was deposited with instructions to purchase the Security. In order to minimize these effects, the Trust will attempt to purchase Additional Securities as closely as possible to the Evaluation Time or at prices as closely as possible to the prices used to evaluate the Trust at the Evaluation Time. Thus price fluctuations during this period will affect the value of every Unitholder's Units and the income per Unit received by the Trust. In addition, costs incurred in connection with the acquisition of Additional Securities will be at the expense of the Trust and will affect the value of every Unitholder's Units.

     Investors should note that the Trust has adopted an internal policy which prohibits the ownership of any issue of Securities by all series of the ABCs Trust combined beyond 9.9% of the then-current outstanding common stock of such issuer. The Sponsor is authorized to immediately discontinue the offering of any additional Units of any ABCs Trust Series, including those to be created for Reinvestment Plan purposes, until such time as all ABCs Trust series, in the aggregate, hold less than 9.9% of the then-current outstanding common stock of such issuer.

     In the event a contract to purchase a Stock to be deposited on the Initial Date of Deposit or any other date fails, cash held or available under a letter or letters of credit, attributable to such failed contract may be reinvested in another stock or stocks having characteristics sufficiently similar to the Stocks originally deposited (in which case the original proportionate relationship shall be adjusted) or, if not so reinvested, distributed to Unitholders of record on the last day of the month in which the failure occurred. The distribution will be made fifteen days following such record date and, in the event of such a distribution, the Sponsor will refund to each Unitholder the portion of the sales charge attributable to such failed contract.

     Because the Trust is organized as a unit investment trust, rather than as a management investment company, the Trustee and the Sponsor do not have authority to manage the Trust's assets fully in an attempt to take advantage of various market conditions to improve the Trust's net asset value, but may dispose of Securities only under certain limited circumstances. (See the discussion below relating to disposition of Stocks which may be the subject of a tender offer, merger or reorganization and also the discussion under the caption "Administration of the Trust--Portfolio Supervision" in this Prospectus Part B.)

     A number of the Securities in the Trust may also be owned by other clients of the Sponsor. However, because these clients may have investment objectives which differ from that of the Trust, the Sponsor may sell certain Securities from such clients' accounts in instances where a sale of such Securities by the Trust would be impermissible, such as to maximize return by taking advantage of attractive market fluctuations in such Securities. As a result, the amount realized upon the sale of the Securities from the Trust may not be the highest price attained for an individual Security during the life of the Trust.

     The Sponsor may have acted as underwriter, manager, or co-manager of a public offering of the Securities deposited into the Trust on the Initial Date of Deposit, or as an adviser to one or more of the issuers of the Securities, during the last three (3) years. The Sponsor or affiliates of the Sponsor may serve as specialists in the Securities on one or more stock exchanges and may have a long or short position in any of these Securities or in options on any of them, and may be on the opposite sides of public orders executed on the floor of an exchange where the Securities are listed. The Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the Securities or options on them. The Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any of the Securities or in options on them.


     The Sponsor does not know of any pending litigation as of the Initial Date of Deposit that might reasonably be expected to have a material adverse effect on the Portfolio, although pending litigation may have a material adverse effect on the value of Securities in the Portfolio. In addition, at any time after the Initial Date of Deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted, affecting the Securities in the Portfolio or the issuers of such Securities. Changing approaches to regulation may have a negative impact on certain companies represented in the Portfolio. There can be no assurance that future litigation, legislation, regulation or deregulation will not have a material adverse effect on the Portfolio or will not impair the ability of issuers of the Securities to achieve their business goals.

     Certain of the Stocks may be attractive acquisition candidates pursuant to mergers, acquisitions and tender offers. In general, tender offers involve a bid by an issuer or other acquiror to acquire a stock based on the terms of its offer. Payment generally takes the form of cash, securities (typically bonds or notes), or cash and securities. The Indenture contains provisions requiring the Trustee to follow certain procedures regarding mergers, acquisitions, tender offers and other corporate actions. Under certain circumstances, the Trustee, at the direction of the Sponsor, may hold or sell any stock or securities received in connection with such corporate actions (see "Administration of the Trust--Portfolio Supervision" in this Prospectus Part B).

     The Trust is not appropriate for investors who require high current income or seek conservation of capital.


FEDERAL INCOME TAXES

     In the opinion of Carter, Ledyard & Milburn, counsel for the Sponsor, under existing law:

     1. The Trust is not an association taxable as a corporation for federal income tax purposes. Under the Internal Revenue Code of 1986, as amended (the "Code"), each Unitholder will be treated as the owner of a pro rata portion of the Trust, and income of the Trust will be treated as income of the Unitholder. Each Unitholder will be considered to have received all of the dividends paid on such Unitholder's pro rata portion of each Security when such dividends are received by the Trust, whether or not such dividends are used to pay a portion of Trust expenses or whether they are automatically reinvested in additional Trust Units (see "Reinvestment Plan" in this Prospectus Part B).

     2. Each Unitholder will have a taxable event when the Trust disposes of a Security (whether by sale, exchange, or other disposition) or when the Unitholder sells its Units or redeems its Units for cash. The total tax cost of each Unit to a Unitholder is allocated among each of the Securities in accordance with the proportion of the Trust comprised by each Security to determine the per Unit tax cost for each Security.

     3. The Trust is not an association taxable as a corporation for New York State income tax purposes. Under New York State law, each Unitholder will be treated as the owner of a pro rata portion of the Trust and the income of the Trust will be treated as income of the Unitholders.

     The following general discussion of the federal income tax treatment of an investment in Units of the Trust is based on the Code and United States Treasury Regulations (established under the Code) as in effect on the date of this Prospectus. The federal income tax treatment applicable to a Unitholder may depend upon the Unitholder's particular tax circumstances. The tax-treatment applicable to non-U.S. investors is not addressed in this Prospectus. Future legislative, judicial or administrative changes could modify the statements below and could affect the tax consequences to Unitholders. Accordingly, each Unitholder is advised to consult his or her own tax advisor concerning the effect of an investment in Units.

     General. Each Unitholder must report on its federal income tax return a pro rata share of the entire income of the Trust, derived from dividends on Stocks gains or losses upon dispositions of Securities by the Trust and a pro rata share of the expenses of the Trust.

     Distributions with respect to Stock, to the extent they do not exceed current or accumulated earnings and profits of the distributing corporation, will be treated as dividends to the Unitholders and will be subject to income tax at ordinary rates. Corporate Unitholders may be entitled to the dividends-received deduction discussed below.

     To the extent distributions with respect to a Stock were to exceed the issuing corporation's current and accumulated earnings and profits, they would not constitute dividends. Rather, they would be treated as a tax free return of capital and would reduce a Unitholder's tax cost for such Stock. This reduction in basis would increase any gain, or reduce any loss, realized by the Unitholder on any subsequent sale or other disposition of such stock or of Units. After the tax cost has been reduced to zero, any additional distributions in excess of current and accumulated earnings and profits would be taxable as gain from the sale of Stock.

     A Unitholder who is an individual, estate or trust may be disallowed certain itemized deductions described in Code Section 67, including compensation paid to the Trustee and administrative expenses of the Trust, to the extent these itemized deductions, in the aggregate, do not exceed two percent of the Unitholder's adjusted gross income. Thus, a Unitholder's taxable income from an investment in Units may further exceed amounts distributed to the extent amounts are used by the Trust to pay expenses.

     Capital gains realized by noncorporate taxpayers are generally taxable at a maximum rate of 20% if the taxpayer has a holding period of more than 12 months.

     Unitholders will be taxed in the manner discussed above regardless of whether distributions from the Trust are actually received by the Unitholder in cash or are reinvested pursuant to the "Reinvestment Plan" described later in this Prospectus Part B.

     Corporate Dividends-Received Deduction. Corporate holders of Units may be eligible for the dividends-received deduction with respect to distributions treated as dividends, subject to the limitations provided in Sections 246 and 246A of the Code. The dividends-received deduction generally equals 70 percent of the amount of the dividend. As a result, the maximum effective tax rate on dividends received generally will be reduced from 35 percent to 10.5 percent. A portion of the dividends-received deduction may, however, be subject to the alternative minimum tax. Individuals, partnerships, trusts, S corporations and certain other entities are not eligible for the dividends-received deduction.


PUBLIC OFFERING OF UNITS

     Public Offering Price. The public offering price per Unit is based on the aggregate market value of the Securities, next determined after the receipt of a purchase order, divided by the number of Units outstanding plus the sales charge set forth below. The public offering price per Unit is computed by dividing the Trust Fund Evaluation, next determined after receipt of a purchase order, by the number of Units outstanding plus the sales charge. (See "Valuation" in this Prospectus Part B.) The Public Offering Price on any date subsequent to the Initial Date of Deposit will vary from the Public Offering Price calculated on the business day prior to the Initial Date of Deposit (as set forth on page A-9 hereof) due to fluctuations in the value of the Stocks among other factors. In addition, during the initial public offering period, a portion of the Public Offering Price also consists of an amount sufficient to reimburse the Sponsor for the payment of all or a portion of the Initial Organizational Costs in the amount shown as a per Unit amount in "Essential Information Regarding the Trust" in Part A of this Prospectus. The Initial Organizational Costs include the cost of preparing the registration statement, trust documents and closing documents for the Trust, registering with the Securities and Exchange Commission (the "SEC") and the 50 States, the initial fees of the Trustee's and Sponsor's counsel, and the initial audit of the Trust's portfolio. The sales charge will not be assessed on those Securities held in the Trust and sold by the Trustee at the end of the public offering period to reimburse the Sponsor for the Initial Organizational Costs. See "Administration of the Trust--Accounts" in this Prospectus Part B for a description of the method by which the Trustee will sell such Securities.

     Sales Charge and Volume Discount. Units will be charged a Total Sales Charge of approximately 2.75% per 100 Units which is a combination of the Initial and Deferred Sales Charges. The Initial Sales Charge will be $10.00 per 100 Units on the Initial Date of Deposit (1.00% of the Public Offering Price). Commencing in the third (3rd) month and continuing through the twelfth (12th) month of the Trust's thirteen (13) month life, the Deferred Sales Charge per
100 Units will be $    , approximately 1.75% of the Public Offering Price.
Because the Deferred Sales Charge per 100 Units is $     regardless of the
price paid for Units, the Total Sales Charge expressed as a percentage of the Public Offering Price will vary with the price you pay to purchase Units. So, for example, if an investor bought 100 Units for $1,000 (including the Initial Sales Charge of $10.00 and held the Units until the Trust terminates, such investor would pay a Total Sales Charge of $27.50 or 2.75% of the acquisition price for such Units. If, however, an investor bought 100 Units for $900 (including the Initial Sales Charge of
$9.00), such investor would pay a Total Sales Charge of $     or    % of the
acquisition price for such Units. Conversely, if an investor bought 100 Units for $1,100 (including the Initial Sales Charge of $11.00), such investor would
pay a total of $     or    % of the acquisition price for such Units.

     The Deferred Sales Charge is a charge of $      per 100 Units and is
accrued in ten (10) monthly installments during the first twelve (12) months of
the life of the Trust ($      annual total) commencing in the third (3rd) month
of the Trust. UNITS REDEEMED OR REPURCHASED PRIOR TO THE ACCRUAL OF THE FINAL DEFERRED SALES CHARGES INSTALLMENT WILL HAVE THE AMOUNT OF ANY INSTALLMENTS REMAINING DEDUCTED FROM THE REDEMPTION OR REPURCHASE PROCEEDS OR DEDUCTED IN CALCULATING AN IN-KIND REDEMPTION, ALTHOUGH THIS DEDUCTION WILL BE WAIVED IN THE EVENT OF DEATH OR DISABILITY (AS DEFINED IN THE INTERNAL REVENUE CODE) OF AN INVESTOR.

     The Deferred Sales Charge will be accrued on the books of the Trust and will be paid to the Sponsor, upon the Sponsor's request. The Trustee is directed to sell Securities to make this payment. It is anticipated that the Securities will not be sold to pay the Deferred Sales Charges until after the date of the final installment. Investors will be at risk for market price fluctuations in the Securities from the several installment accrual dates to the date of actual sales of Securities to satisfy this liability.

     A discount in the Initial Sales Charge is available to volume purchasers of Units due to economies of scale in sales effort and sales related expenses relating to volume purchases. The Initial Sales Charge applicable to volume purchasers of Units is reduced on a graduated scale as set forth below for sales made on a single day to any person of at least $50,000 or 5,000 Units, applied on whichever basis is more favorable to the purchaser.



                                                                                                       MAXIMUM DOLLAR
                                       INITIAL SALES CHARGE                TOTAL SALES CHARGE            AMOUNT OF
                                ---------------------------------- ----------------------------------  DEFERRED SALES
AGGREGATE DOLLAR                 AS % OF PUBLIC     AS % OF NET     AS % OF PUBLIC     AS % OF NET       CHARGE PER
VALUE OF UNITS*                  OFFERING PRICE   AMOUNT INVESTED   OFFERING PRICE   AMOUNT INVESTED     100 UNITS
------------------------------- ---------------- ----------------- ---------------- ----------------- ---------------
 Up to $49,999 ................        1.00%            1.01%          %                %                  $
 $50,000 to $99,999 ...........        0.75             0.76                                               $
 $100,000 to $249,999 .........        0.50             0.50                                               $
 $250,000 to $499,999..........        0.25             0.25                                               $
 $500,000 or more .............        0.00             0.00                                               $

----------
* The Initial Sales Charge applicable to volume purchasers according to the table above will be applied either on a dollar or Unit basis, depending upon which basis provides a more favorable purchase price to the purchaser.

     The volume discount on the Initial Sales Charge shown above will apply to all purchases of Units on any one day by the same person in the amounts stated herein, and for this purpose purchases of Units of this Trust will NOT be aggregated with concurrent purchases of any other trust which may be offered by the Sponsor. Units held in the name of the purchaser's spouse or in the name of a purchaser's child under the age of 21 are deemed for the purposes hereof to be registered in the name of the purchaser. The reduced Initial Sales Charges are also applicable to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account.

     Employee Discount. Due to the realization of economies of scale in sales effort and sales related expenses with respect to the purchase of Units by employees of the Sponsor and its affiliates, the Sponsor intends to permit employees of the Sponsor and its affiliates and certain of their relatives to purchase Units of the Trust at a reduced Total Sales Charge.

     Eligible Accounts. Investors holding Units of this Trust in certain eligible accounts offered by the Sponsor will pay no sales charges.

     Distribution of Units. The minimum purchase in the initial public offering is $250. Only whole Units may be purchased.

     The Sponsor is the sole underwriter of the Units. Sales may, however, be made to dealers who are members of the National Association of Securities Dealers, Inc. ("NASD") at prices which include a concession of 80% of the Total Sales Charge (2.75%) per Unit, subject to change from time to time. Volume incentives can be earned as a marketing allowance by "Eligible Dealer Firms" who reach cumulative firm sales or sales arrangement levels of a specified dollar amount of the PaineWebber Equity Trust ABCs Trust Series 6 sold in the
primary market from     , 2000 through     , 2000 (the "Incentive Period"), as
set forth in the table below. Eligible Dealer Firms are dealers that are providing marketing support for PaineWebber unit trusts in the form of distributing or permitting the distribution of marketing materials and other product information. Eligible Dealer Firms will not include firms that solely provide clearing services to broker/dealer firms. For firms that meet the necessary volume level, volume incentives may be given on all trades involving the ABCs Trust Series 6, originated from client accounts only, during the Incentive Period.




TOTAL DOLLAR AMOUNT SOLD OVER
INCENTIVE PERIOD                                         VOLUME INCENTIVE
---------------------------------   ---------------------------------------------------------
$1,000,000 to $2,999,999.........   Additional 2% on sales between $1,000,000 and $2,999,999
$3,000,000 to $4,999,999.........   Additional 4% on sales between $3,000,000 and $4,999,999
$5,000,000 or more ..............   Additional 7% on sales above/over $5,000,000

     Only sales through the Sponsor qualify for volume incentives and for meeting minimum requirements. The Sponsor reserves the right to modify or change the volume incentive schedule at any time and make the determination as to which firms qualify for the marketing allowance and the amount paid. The difference between the sales charge and the dealer concession will be retained by the Sponsor. In the event that the dealer concession is 90% or more of the sales charge per Unit, dealers taking advantage of such concession may be deemed to be underwriters under the Securities Act of 1933.

     The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units. The Sponsor intends to qualify the Units in all states of the United States, the District of Columbia and the Commonwealth of Puerto Rico.

     Secondary Market for Units. While not obligated to do so, the Sponsor intends to maintain a secondary market for the Units and continuously offer to purchase Units at the Trust Fund Evaluation per Unit next computed after receipt by the Sponsor of an order from a Unitholder. The Sponsor may cease to maintain such a market at any time, and from time to time, without notice. In the event that a secondary market for the Units is not maintained by the Sponsor, a Unitholder desiring to dispose of Units may tender such Units to the Trustee for redemption at the price calculated in the manner set forth under "Redemption" in this Prospectus Part B. Redemption requests in excess of $500,000 may be redeemed "in kind" as described under "Redemption." The Sponsor does not in any way guarantee the enforceability, marketability, value or price of any of the Stocks in the Trust, nor that of the Units.

     Investors should note that the Trust Fund Evaluation per Unit at the time of sale or tender for redemption may be less than the price at which the Unit was purchased.

     The Sponsor may redeem any Units it has purchased in the secondary market if it determines for any reason that it is undesirable to continue to hold these Units in its inventory. Factors which the Sponsor may consider in making this determination will include the number of units of all series of all trusts which it holds in its inventory, the saleability of the Units and its estimate of the time required to sell the Units and general market conditions.

     A Unitholder who wishes to dispose of his Units should inquire of his bank or broker as to current market prices in order to determine if over-the-counter prices exist in excess of the redemption price and the repurchase price (see "Redemption" in this Prospectus Part B).

     Sponsor's Profits. In addition to the applicable sales charge, the Sponsor realizes a profit (or sustains a loss) in the amount of any difference between the cost of the Stocks to the Sponsor and the price at which it deposits the Stocks in the Trust in exchange for Units, which is the value of the Stocks, determined by the Trustee as described under "Valuation" in this Prospectus Part B. The cost of Stock to the Sponsor includes the amount paid by the Sponsor for brokerage commissions.

     Cash, if any, received from Unitholders prior to the settlement date for the purchase of Units or prior to the payment for Securities upon their delivery may be used in the Sponsor's business to the extent permitted by federal law and may be of benefit to the Sponsor.

     In selling any Units in the initial public offering after the Initial Date of Deposit, the Sponsor may realize profits or sustain losses resulting from fluctuations in the net asset value of outstanding Units during the period. In maintaining a secondary market for the Units, the Sponsor may realize profits or sustain losses in the amount of any differences between the price at which it buys Units and the price at which it resells or redeems such Units.

     The Sponsor will receive an annual Creation and Development Fee of $ per 100 Units. This annual fee, which has historically been included in the Total Sales Charge, compensates the Sponsor for the Creation and Development of the Trust's objective, policies, portfolio composition and size, selection of service providers and information services. No portion of the Creation and Development Fee is applied to the payment of distribution expenses or as compensation for sales efforts.


REDEMPTION

     Units may be tendered to Investors Bank & Trust Company for redemption at its office in person, or by mail at Hancock Towers, 200 Clarendon Street, Boston, MA 02116 upon payment of any transfer or similar tax which must be paid to effect the redemption. At the present time, there are no such taxes. No redemption fee will be charged by the Sponsor or Trustee. A written instrument of redemption must be signed by the Unitholder. Unitholders must sign exactly as their names appear on the records of the Trustee with signatures guaranteed by an eligible guarantor institution or in such other manner as may be acceptable to the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator, or certificates of corporate authority. Unitholders should contact the Trustee to determine whether additional documents are necessary. Units tendered to the Trustee for redemption will be cancelled, if not repurchased by the Sponsor.

     Units will be redeemed at the Redemption Value per Unit next determined after receipt of the redemption request in good order by the Trustee. The Redemption Value per Unit is determined by dividing the Trust Fund Evaluation by the number of Units outstanding. (See "Valuation" in this Prospectus Part B.) Unitholders who redeem prior to the accrual of the final Deferred Sales Charges installment will have the amount of any installments remaining deducted from their redemption proceeds or deducted in calculating an in-kind redemption, although this deduction will be waived in the event of death or disability (as defined in the Internal Revenue Code) of an investor.

     A redemption request is deemed received on the business day (see "Valuation" in this Prospectus Part B for a definition of business day) when such request is received prior to the closing time of the regular trading session on the New York Stock Exchange, Inc. (ordinarily 4:00 p.m. New York time). If it is received after that time, it is deemed received on the next business day. During the period in which the Sponsor maintains a secondary market for Units, the Sponsor may repurchase any Unit presented for tender to the Trustee for redemption no later than the close of business on the second business day following such presentation and Unitholders will receive the Redemption Value next determined after receipt by the Trustee of the redemption request. Proceeds of a redemption will be paid to the Unitholder no later than the seventh calendar day following the date of tender (or if the seventh calendar day is not a business day on the first business day prior thereto).

     With respect to cash redemptions, amounts representing income received shall be withdrawn from the Income Account, and, to the extent such balance is insufficient and for remaining amounts, from the Capital Account. The Trustee is empowered, to the extent necessary, to sell Securities to meet redemptions. The Trustee will sell Securities in such manner as is directed by the Sponsor. In the event no such direction is given, Stocks will be sold pro rata, to the extent possible, and if not possible, the Trustee may designate Securities to be sold. (See "Administration of the Trust" in this Prospectus Part B.) However, with respect to redemption requests in excess of $500,000, the Sponsor may determine in its sole discretion to direct the Trustee to redeem Units "in kind" by distributing Stocks to the redeeming Unitholder. When Stocks are so distributed, a proportionate amount of each Stock will be distributed, rounded to avoid the distribution of fractional shares and using cash or checks where rounding is not possible. The Sponsor may direct the Trustee to redeem Units "in kind" even if it is then maintaining a secondary market in Units of the Trust. Securities will be valued for this purpose as set forth under "Valuation" in this Prospectus Part B. A Unitholder receiving a redemption "in kind" may incur brokerage or other transaction costs in converting the Stocks distributed into cash. The availability of redemption "in kind" is subject to compliance with all applicable laws and regulations, including the Securities Act of 1933, as amended.

     To the extent that Securities are redeemed in kind or sold, the size and diversity of the Trust will be reduced. Sales will usually be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities in the portfolio at the time of redemption. In addition, because of the minimum amounts in which Securities are required to be sold, the proceeds of sale may exceed the amount required at the time to redeem Units; these excess proceeds will be distributed to Unitholders on the Distribution Dates.

     The Trustee may, in its discretion, and will, when so directed by the Sponsor, suspend the right of redemption, or postpone the date of payment of the Redemption Value, for more than seven calendar days following the day of tender for any period during which the New York Stock Exchange, Inc. is closed other than for weekend and holiday closings; or for any period during which the SEC determined that trading on the New York Stock Exchange, Inc. is restricted or for any period during which an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable; or for such other period as the SEC may by order permit for the protection of Unitholders. The Trustee is not liable to any person or in any way for any loss or damages which may result from any such suspension or postponement, or any failure to suspend or postpone when done in the Trustee's discretion.


VALUATION

     The Trustee will calculate the Trust's value (the "Trust Fund Evaluation") per Unit at the Evaluation Time set forth under "Essential Information Regarding the Trust" in Part A of this Prospectus (1) on each business day as long as the Sponsor is maintaining a bid in the secondary market, (2) on the business day on which any Unit is tendered for redemption,
(3) on any other day desired by the Sponsor or the Trustee and (4) upon termination, by adding (a) the aggregate value of the Securities and other assets determined by the Trustee as set forth below, (b) cash on hand in the Trust, including dividends receivable on Stock trading ex-dividend and income accrued held but not yet distributed (other than any cash held in any reserve account established under the Indenture or cash held for the purchase of Contract Securities) and (c) accounts receivable for Securities sold and any other assets of the Trust not included in (a) and (b) above, and deducting therefrom the sum of (v) taxes or other governmental charges against the Trust not previously deducted, (w) accrued fees and expenses of the Trustee and the Sponsor (including legal and auditing expenses), other Trust expenses and any accrued Deferred Sales Charge installment not yet paid to the Sponsor (x) cash allocated for distributions to Unitholders and amounts owed to the Sponsor in reimbursement of Initial Organizational Costs and (y) accounts payable for Units tendered for redemption and any other liabilities of the Trust Fund not included in (v), (w), (x) and (y) above. The per Unit Trust Fund Evaluation is calculated by dividing the result of such computation by the number of Units outstanding as of the date thereof. Business days do not include Saturdays, Sundays, New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day and other days that the New York Stock Exchange is closed.

     The value of Stocks shall be determined by the Trustee in good faith in the following manner: (1) if the domestic Stocks are listed on one or more national securities exchanges or on the National Market System maintained by the National Association of Securities Dealers Automated Quotations System, such evaluation shall be based on the last reported sale price on that day (unless the Trustee deems such price inappropriate as a basis for evaluation) on the exchange which is the principal market thereof (deemed to be the New York Stock Exchange in the case of the domestic Stocks if such Stocks are listed thereon), (2) if there is no such appropriate sales price on such exchange or system, at the mean between the closing bid and asked prices on such exchange or system (unless the Trustee deems such price inappropriate as a basis for evaluation), (3) if the Stocks are not so listed or, if so listed and the principal market therefor is other than on such exchange or there are no such appropriate closing bid and asked prices available, such evaluation shall be made by the Trustee in good faith based on the closing sale price in the over-the-counter market (unless the Trustee deems such price inappropriate as a basis for evaluation) or (4) if there is no such appropriate closing price, then (a) on the basis of current bid prices, (b) if bid prices are not available, on the basis of current bid prices for comparable securities, (c) by the Trustee's appraising the value of the Stock in good faith on the bid side of the market or (d) by any combination thereof. The tender of a Stock pursuant to a tender offer will not affect the method of valuing such Stock.



COMPARISON OF PUBLIC OFFERING PRICE AND REDEMPTION VALUE

     The Stocks are valued on the same basis for the initial and secondary markets and for purposes of redemptions. On the business day prior to the Initial Date of Deposit, the Public Offering Price per Unit (which figure includes the Initial Sales Charge) exceeded the Redemption Value. (See "Essential Information" in Part A of this Prospectus). The prices of Stocks are expected to vary. For this reason and others, including the fact that the Public Offering Price includes the sales charge, the amount realized by a Unitholder upon redemption of Units may be less than the price paid by the Unitholder for such Units. Also, as of the close of the initial public offering period, the Redemption Value per Unit will be reduced to reflect the sale of Securities made to reimburse the Sponsor for the Initial Organizational Costs.

EXPENSES OF THE TRUST

     The Sponsor will receive a fee, which is earned for portfolio supervisory, bookkeeping and administrative services, based upon the largest number of Units outstanding during the calendar year. The Sponsor's fee, which is not to exceed
$    per Unit per calendar year, may exceed the actual costs and expenses of providing such services for the Trust, but at no time will the total amount it receives for such services rendered to all series of the PaineWebber Equity Trust in any calendar year exceed the aggregate amounts attributable to all such series during such calendar year.

     For its services as Trustee and Evaluator, the Trustee will be paid in
monthly installments, annually $     per Unit, based on the largest number of
Units outstanding during the previous month. In addition, the regular and
recurring expenses of the Trust are estimated to be $     per Unit, which
include, but are not limited to certain mailing, printing, and audit expenses. These expenses, including expenses in excess of this estimate, will be borne by the Trust. The Trustee could also benefit to the extent that it may hold funds in non-interest bearing accounts created by the Indenture.

     The Sponsor's fee and Trustee's fee may be increased without approval of the Unitholders by an amount not exceeding a proportionate increase in the category entitled "All Services Less Rent" in the Consumer Price Index published by the United States Department of Labor or, if the Price Index is no longer published, a similar index as determined by the Trustee and Sponsor.

     The Sponsor will also receive an annual Creation and Development Fee of
$.    per 100 Units. This fee, which historically has been included in the
Total Sales Charge, compensates the Sponsor for the creation and development of the Trust's objectives, policies, portfolio composition and size, selection of service providers and information services. No portion of the Creation and Development Fee is applied to the payment of distribution expenses or as compensation for sales efforts.

     In addition to the above, the following charges are or may be incurred by the Trust and paid from the Income Account, or, to the extent funds are not available in such Account, from the Capital Account (see "Administration of the Trust--Accounts" in this Prospectus Part B): (1) fees for the Trustee for extraordinary services; (2) expenses of the Trustee (including legal and auditing expenses) and of counsel; (3) various governmental charges; (4) expenses and costs of any action taken by the Trustee to protect the Trust and the rights and interests of the Unitholders; (5) indemnification of the Trustee for any loss, liabilities or expenses incurred by it in the administration of the Trust without gross negligence, bad faith or wilful misconduct on its part;
(6) brokerage commissions and other expenses incurred in connection with the purchase and sale of Securities; and (7) expenses incurred upon termination of the Trust. In addition, to the extent then permitted by the SEC, the Trust may incur expenses of maintaining registration or qualification of the Trust or the Units under Federal or state securities laws so long as the Sponsor is maintaining a secondary market (including, but not limited to, legal, auditing and printing expenses).

     The accounts of the Trust shall be audited not less than annually by independent public accountants selected by the Sponsor. The expenses of the audit shall be an expense of the Trust. So long as the Sponsor maintains a secondary market, the Sponsor will bear any annual audit expense which exceeds $0.50 per Unit, unless the Trustee has been advised that such expenses are permitted by the SEC to be deducted from the Trust. Unitholders covered by the audit during the year may receive a copy of the audited financial statements upon request.

     The fees and expenses set forth above are payable out of the Trust and when unpaid will be secured by a lien on the Trust. Based upon the last dividend paid prior to the Initial Date of Deposit, dividends on the Stocks are expected to be sufficient to pay the entire amount of estimated expenses of the Trust. To the extent that dividends paid with respect to the Stocks are not sufficient to meet the expenses of the Trust, the Trustee is authorized to sell Securities to meet the expenses of the Trust. Securities will be selected in the same manner as is set forth under "Redemption" in this Prospectus Part B.


RIGHTS OF UNITHOLDERS

     Ownership of Units is evidenced by recordation on the books of the Trustee. In order to avoid additional operating costs and for investor convenience, certificates will not be issued.


DISTRIBUTIONS

     The Trustee will distribute net dividends and interest, if any, from the Income Account on the quarterly Income Account Distribution Dates to Unitholders of record on the preceding Record Date. Distributions from the Capital Account will be made on the Capital Account Distribution Date to Unitholders of record on the preceding Record Date. Distributions of less than $.05 per Unit need not be made from the Capital Account on any Distribution Date. See "Essential Information" in Part A of this Prospectus. Whenever required for regulatory or tax purposes, the Trustee will make special distributions of any dividends or capital on special Distribution Dates to Unitholders of record on special Record Dates declared by the Trustee.

     If and to the extent that the Sponsor, on behalf of the Trust, receives a favorable response to a no-action letter request which it intends to submit to the Division of Investment Management of the SEC with respect to reinvesting cash proceeds received by the Trust, the Trustee may reinvest such cash proceeds in additional Securities held in the Trust Fund at such time. Such reinvestment shall be made so that each deposit of additional Securities shall be made so as to match as closely as practicable the percentage relationships of shares of Stocks and such reinvestment shall be made in accordance with the parameters set forth in the no-action letter response. If the Sponsor and the Trustee determine that it shall be necessary to amend the Indenture to comply with the parameters set forth in the no-action letter response, such documents may be amended without the consent of Unitholders. There can be no assurance that the Sponsor will receive a favorable no-action letter response.

     Unitholders may elect to have their Income Account and Capital Account distributions automatically reinvested into additional Units of the Trust. (See "Reinvestment Plan" in this Prospectus Part B).

     Upon termination of the Trust, each Unitholder of record on such date will receive his pro rata share of the amounts realized upon disposition of the Securities plus any other assets of the Trust, less expenses of the Trust. (See "Termination of the Trust" in this Prospectus Part B.)


REINVESTMENT PLAN

     Income Account and Capital Account distributions on Units may be automatically reinvested in additional Units of the Trust without any Initial Sales Charge by participating in the Trust's Reinvestment Plan (the "Reinvestment Plan"). To participate in the Reinvestment Plan, a Unitholder must contact his broker, dealer or financial institution to determine whether he may participate in the Reinvestment Plan. Under the Reinvestment Plan, the Units acquired for current Unitholders will be either Units already held in inventory by the Sponsor or new Units created by the Sponsor's deposit of Additional Securities, contracts to purchase Additional Securities or cash (or a bank letter of credit in lieu of cash) with instructions to purchase Additional Securities. Deposits or purchases of Additional Securities will be made so as to maintain the percentage relationships of shares of Stocks, except as discussed under "The Trust" in this Prospectus Part B. If a Unitholder elects to participate in the Reinvestment Plan, in addition to the reinvestment Units he will receive, the Unitholder will also be credited additional Units with a dollar value at the time of reinvestment sufficient to offset the amount of any remaining deferred sales charge to be collected on such reinvestment Units. The dollar value of these additional Units (as with all Units) will fluctuate over time. Under the Reinvestment Plan, the Trust will pay the distributions to the Trustee which in turn will purchase for those participating Unitholders whole Units of the Trust at the price determined as of the close of business on the Distribution Date and will add such Units to the Unitholder's account. The Unitholder's account statement will reflect the reinvestment. The Trustee will not issue fractional Units, thus any cash remaining after purchasing the maximum number of whole Units will be distributed to the Unitholder. Unitholders wishing to terminate their participation in the Reinvestment Plan must notify their broker, dealer or financial institution of such decision. The Sponsor reserves the right to amend, modify or terminate the Reinvestment Plan (except that in no event may the Reinvestment Plan be amended or modified in such a way as to require payment of deferred sales charges on reinvestment Units unless the Unitholder will receive additional Units or cash to offset such deferred sales charges) at any time without prior notice. Unitholders receiving Units as a result of their participation in the Reinvestment Plan will be taxed with respect to such Units in the manner described in "Federal Income Taxes" earlier in this Prospectus Part B.


EXCHANGE OPTION


     Unitholders, in lieu of redeeming their Units or receiving liquidation proceeds upon termination of this Trust series, may elect, by contacting the Sponsor no later than 12 noon EST on (the "Exchange Notification Date"), to exchange their Units of this Trust series either for units of (1) a future series of the ABCs Trust or (2) Units of certain other Unit trusts designated by PaineWebber as "Exchange Trusts" on the Special Redemption Date at no Initial Sales Charge. Units acquired by means of the Exchange Option will be subject to the Deferred Sales Charges, if any, applicable to units of an Exchange Trust or to units of a future series of the ABCs Trust. No election to exchange may be made prior to 40 days before the Exchange Notification Date and any exchange election will be revocable at any time prior to 12 noon EST on the Exchange Notification Date. It is expected that the terms of a future ABCs Trust series will be substantially the same as those of this Trust series. The Sponsor reserves the right not to offer future series of the ABCs Trust and there is no guarantee that a future series will be available on the Special Redemption Date.

     Each Exchange Trust has different investment objectives, therefore a Unitholder should read the prospectus for the applicable Exchange Trust carefully prior to exercising this option. Exchange Trusts having as their objective the receipt of tax-exempt interest income, for example, would not be suitable for tax-deferred investment plans such as Individual Retirement Accounts. A Unitholder electing to use the Exchange Option in connection with acquiring units of an Exchange Trust subject to a deferred sales charge ("Deferred Sales Charge Units") will be permitted to acquire Deferred Sales

Charge Units, at their then-current net asset value, with no Initial Sales Charge imposed. Deferred Sales Charge Units acquired through the Exchange Option will continue to be subject to the deferred sales charge installments remaining on those Deferred Sales Charge Units so acquired. The Sponsor will permit exchanges at the reduced sales charge provided there is either a primary market, or a secondary market maintained by the Sponsor, for units of the applicable Exchange Trust and there are units of the applicable Exchange Trust available for sale. While the Sponsor has indicated that it intends to maintain a market for the units of the Exchange Trusts, there is no obligation on its part to maintain such a market. Therefore, there is no assurance that a market for units will in fact exist on the Special Redemption Date and thus there is no assurance that the Exchange Option will be available to a Unitholder.

     Exchanges will be effected in whole Units only. Any excess proceeds from Unitholders' Units being surrendered will be returned. Unitholders will be permitted to advance new money in order to complete an exchange to round up to the next highest number of units.

     An exchange of a Unitholder's Units will be accomplished by the in-kind redemption of such Units, followed by the sale of the underlying Securities by the Trustee acting as the distribution agent (the "Distribution Agent") on behalf of participating Unitholders, and the reinvestment of the sale proceeds (net of brokerage fees, governmental charges and other sale expenses) in units either of (1) a future ABCs Trust series or (2) an Exchange Trust, at their then-current net asset value.

     Certain of the underlying Securities held in the portfolio of an existing ABCs Trust Series may also be included in the portfolio of a future ABCs Trust Series made available to Unitholders electing to exchange their Units on a Special Redemption Date. For example, certain stocks in the portfolio of ABCs Trust Series 3 also appear in the portfolio of ABCs Trust Series 6. In such cases, a direct sale of these stocks from one ABCs Trust Series to a future ABCs Trust Series is now permitted pursuant to an SEC exemptive order discussed below. These direct sales will be effected at the stocks' closing sales prices on the exchanges where they are principally traded, free of any brokerage charges. The remaining securities in the existing ABCs Trust Series which will not be held in the portfolio of the future ABCs Trust Series will be sold, in the manner discussed below in the next paragraph, and the proceeds of such sale will be used to buy the other securities required for deposit into the portfolio of the future ABCs Trust Series.

     The Sponsor intends to direct the sale of the Securities by the Distribution Agent, as quickly as practicable, subject to the concerns that the concentrated sale of large volumes of securities may affect market prices in a manner adverse to the interest of investors. Accordingly, the Sponsor may, in its sole discretion, undertake to cause a more gradual sale of such Securities to help mitigate any negative market price consequences caused by this large volume of securities trades. In order to minimize potential losses caused by market movement during this period, program trades may be utilized in connection with the sales of the Distributed Securities, which might increase brokerage commissions payable by investors. There can be no assurance, however, that any trading procedures will be successful or might not result in less advantageous prices. Sales of Securities pursuant to program trades will be made at such Securities' closing prices on the exchange or system where they are principally traded.

     Unitholders electing the Exchange Option may realize taxable capital gains but will not be entitled to a deduction for certain capital losses realized. Moreover, because of the exchange procedures described above, Unitholders should be aware that they will not receive a cash distribution to pay any taxes owed. Unitholders are encouraged to consult with their own tax advisors as to the consequences to them of electing the Exchange Option.

     The Sponsor reserves the right to modify, suspend or terminate this Exchange Option at any time with notice to Unitholders. In the event the Exchange Option is not available to a Unitholder at the time he wishes to exercise it, the Unitholder will be immediately notified and no action will be taken with respect to his Units without further instruction from the Unitholder.

     To exercise the Exchange Option, a Unitholder should notify the Sponsor by no later than 12 noon EST on the Exchange Notification Date that such Unitholder wishes to exercise the Exchange Option and to use the proceeds from the sale of underlying Securities in respect of his in-kind redemption of Units of this Trust to purchase units of a future ABCs Trust series or an Exchange Trust from the Sponsor. If units of a future ABCs Trust series or an Exchange Trust are at that time available for sale, and if such units may lawfully be sold in the state in which the Unitholder is resident, the Unitholder will be provided with a current prospectus or prospectuses relating to such future ABCs Trust series or Exchange Trust.

     Unitholders who do not exercise the Exchange Option, or otherwise sell or redeem their Units, will continue to hold their Units until the termination of the Trust; however, depending upon the extent of participation in the Exchange Option, the aggregate size of the Trust may be sharply reduced, resulting in a significant increase in per Unit expenses.

     The Division of Investment Management of the SEC is of the view that the Exchange Option constitutes an "exchange offer", for the purposes of Section 11(c) of the Investment Company Act of 1940, and would therefore be prohibited absent an exemptive order. The Sponsor has received exemptive orders under
Section 11(c) which the Sponsor believes permit the offering of this Exchange Option, but no assurance can be given that the SEC will concur with the Sponsor's position and additional regulatory approvals may be required. In addition, Section 17(a) of the Investment Company Act prohibits one trust series from selling securities to another trust series when such trust series are under the control of a common sponsor. With regard to the Exchange Option,
Section 17(a) would prohibit the direct sale of securities from one ABCs Trust Series to another on the books of the Trustee without an exemptive order. The Sponsor has received an exemptive order from the SEC which, subject to certain exceptions, permits the direct sale of securities from one ABCs Trust Series to another on the books of the Trustee.



ADMINISTRATION OF THE TRUST

     Accounts. All dividends and interest received on Securities, proceeds from the sale of Securities or other moneys received by the Trustee on behalf of the Trust may be held in trust in non-interest bearing accounts until required to be disbursed.

     The Trustee will credit on its books to an Income Account dividends and interest income, if any, on Securities in the Trust. All other receipts (i.e., return of principal and gains) are credited on its books to a Capital Account. A record will be kept of qualifying dividends within the Income Account. The pro rata share of the Income Account and the pro rata share of the Capital Account represented by each Unit will be computed by the Trustee as set forth under "Valuation" in this Prospectus Part B.

     The Trustee will deduct from the Income Account and, to the extent funds are not sufficient therein, from the Capital Account, amounts necessary to pay expenses incurred by the Trust. (See "Expenses of the Trust" in this Prospectus Part B.) In addition, the Trustee may withdraw from the Income Account and the Capital Account such amounts as may be necessary to cover redemption of Units by the Trustee. (See "Redemption" in this Prospectus Part B.) In addition, distributions of amounts necessary to pay (1) the Initial Organizational Costs and (2) the Deferred Sales Charges will be made from the Income Account and, to the extent funds are not sufficient therein, from the Capital Account, to special accounts maintained by the Trustee for purposes of (1) reimbursing the Sponsor and (2) satisfying Unitholders' Deferred Sales Charges obligations, respectively. To the extent that funds are not available in the Capital Account to meet certain charges or expenses, the Trustee may sell Securities. Upon notification from the Sponsor that the initial offering period is terminated, the Trustee, at the direction of the Sponsor, will cause the sale of Securities in an amount equal to the Initial Organizational Costs as certified to it by the Sponsor. Although the Sponsor may collect the Deferred Sales Charges monthly, currently the Sponsor does not anticipate sales of Securities to pay such sales charges until after the Special Redemption Date.

     The Trustee may establish reserves (the "Reserve Account") within the Trust for state and local taxes, if any, and any other governmental charges payable out of the Trust.

     Reports and Records. With any distribution from the Trust, Unitholders will be furnished with a statement setting forth the amount being distributed from each account.

     The Trustee keeps records and accounts of the Trust at its office in Boston, including records of the names and addresses of Unitholders, a current list of underlying Securities in the portfolio and a copy of the Indenture. Records pertaining to a Unitholder or to the Trust (but not to other Unitholders) are available to the Unitholder for inspection at reasonable times during business hours.

     Within a reasonable period of time after the end of calendar year 2000, the Trustee will furnish each person who was a Unitholder at any time during such periods an annual report containing the following information, expressed in reasonable detail both as a dollar amount and as a dollar amount per Unit:
(1) a summary of transactions for such year in the Income and Capital Accounts and any Reserves; (2) any Securities sold during such periods and the Securities held at the end of such periods; (3) the Trust Fund Evaluation per Unit, based upon a computation thereof on the last business day of such period); and (4) amounts distributed to Unitholders during such periods.

     Portfolio Supervision. The portfolio of the Trust is not "managed" by the Sponsor or the Trustee; their activities described herein are governed solely by the provisions of the Indenture. The Indenture provides that the Sponsor may (but need not) direct the Trustee to dispose of a Security under the following circumstances:

          (1) upon the failure of the issuer to declare or pay anticipated dividends or interest;

          (2) upon the institution of a materially adverse action or proceeding at law or in equity seeking to restrain or enjoin the declaration or payment of dividends or interest on any such Securities or the existence of any other materially adverse legal question or impediment affecting such Securities or the declaration or payment of dividends or interest on the same;

          (3) upon the breach of covenant or warranty in any trust indenture or other document relating to the issuer which might materially and adversely affect either immediately or contingently the declaration or payment of dividends on such Securities;

          (4) upon the default in the payment of principal or par or stated value of, premium, if any, or income on any other outstanding securities of the issuer or the guarantor of such Securities which might materially and adversely, either immediately or contingently, affect the declaration or payment of dividends on the Securities;

          (5) upon the decline in price or the occurrence of any materially adverse credit factors, that in the opinion of the Sponsor, make the retention of such Securities not in the best interest of the Unitholder;

          (6) upon a decrease in the Sponsor's internal rating of the Security;
     or

          (7) upon the happening of events which, in the opinion of the Sponsor, negatively affect the economic fundamentals of the issuer of the Security or the industry of which it is a part.

     Securities may also be tendered or sold in the event of a tender offer, merger or acquisition in the manner described under "The Trust" in this Prospectus Part B.


AMENDMENT OF THE INDENTURE

     The Indenture may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent or to alter any provision as may be required by the SEC to make such other provisions as will not adversely affect the interest of the Unitholders.

     The Indenture may also be amended by the Trustee and the Sponsor without the consent of any of the Unitholders to implement a program to reinvest cash proceeds received by the Trust in connection with corporate actions and in other situations, when and if the Sponsor receives a favorable response to the no-action letter request which it intends to submit to the Division of Investment Management at the SEC discussed above (see "Distributions" in this Prospectus Part B). There can be no assurance that a favorable no-action letter response will be received.

     The Indenture may be amended in any respect by the Sponsor and the Trustee with the consent of the holders of 51% of the Units then outstanding; provided that no such amendment shall (1) reduce the interest in the Trust represented by a Unit or (2) reduce the percentage of Unitholders required to consent to any such amendment, without the consent of all Unitholders.

     The Trustee will promptly notify Unitholders of the substance of any amendment affecting Unitholders' rights or their interest in the Trust.


TERMINATION OF THE TRUST

     The Indenture provides that the Trust will terminate on the Mandatory Termination Date. If the value of the Trust as shown by any evaluation is less than forty per cent (40%) of the market value of the Stocks upon completion of the deposit of Stocks, the Trustee may in its discretion, and will when so directed by the Sponsor, terminate such Trust. The Trust may also be terminated at any time by the written consent of 51% of the Unitholders or by the Trustee upon the resignation or removal of the Sponsor if the Trustee determines termination to be in the best interest of the Unitholders. In no event will the Trust continue beyond the Mandatory Termination Date.

     Unless advised to the contrary by the Sponsor, approximately 15 days prior to the termination of the Trust the Trustee will begin to sell the Securities held in the Trust and will then, after deduction of any fees and expenses of the Trust and payment into the Reserve Account of any amount required for taxes or other governmental charges that may be payable by the Trust, distribute to each Unitholder, after due notice of such termination, such Unitholder's pro rata share in the Income and Capital Accounts. Moneys held upon the sale of Securities may be held in non-interest bearing accounts created by the Indenture until distributed and will be of benefit to the Trustee. The sale of Securities in the Trust in the period prior to termination may result in a lower amount than might otherwise be realized if such sale were not required at such time due to impending or actual termination of the Trust. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the amount paid by such Unitholder.


SPONSOR

     The Sponsor, PaineWebber Incorporated, is a corporation organized under the laws of the State of Delaware. The Sponsor is a member firm of the New York Stock Exchange, Inc. as well as other major securities and commodities exchanges and is a member of the National Association of Securities Dealers,

Inc. The Sponsor is engaged in a security and commodity brokerage business as well as underwriting and distributing new issues. The Sponsor also acts as a dealer in unlisted securities and municipal bonds and in addition to participating as a member of various selling groups or as an agent of other investment companies, executes orders on behalf of investment companies for the purchase and sale of securities of such companies and sells securities to such companies in its capacity as a broker or dealer in securities.

     The Indenture provides that the Sponsor will not be liable to the Trustee, the Trust or to the Unitholders for taking any action or for refraining from taking any action made in good faith or for errors in judgment, but will be liable only for its own willful misfeasance, bad faith, gross negligence or willful disregard of its duties. The Sponsor will not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Securities in the Trust.

     The Indenture is binding upon any successor to the business of the Sponsor. The Sponsor may transfer all or substantially all of its assets to a corporation or partnership which carries on the business of the Sponsor and duly assumes all the obligations of the Sponsor under the Indenture. In such event the Sponsor shall be relieved of all further liability under the Indenture.

     If the Sponsor fails to undertake any of its duties under the Indenture, becomes incapable of acting, becomes bankrupt, or has its affairs taken over by public authorities, the Trustee may either appoint a successor Sponsor or Sponsors to serve at rates of compensation determined as provided in the Indenture or terminate the Indenture and liquidate the Trust.

TRUSTEE

     The Trustee is Investors Bank & Trust Company, a Massachusetts trust company with its principal office at Hancock Towers, 200 Clarendon Street, Boston, Massachusetts 02116, toll-free number 800-356-2754, which is subject to supervision by the Massachusetts Commissioner of Banks, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

     The Indenture provides that the Trustee will not be liable for any action taken in good faith in reliance on properly executed documents or the disposition of moneys, Securities or Certificates or in respect of any valuation which it is required to make, except by reason of its own gross negligence, bad faith or willful misconduct, nor will the Trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the Trustee of any Securities in the Trust. In the event of the failure of the Sponsor to act, the Trustee may act and will not be liable for any such action taken by it in good faith. The Trustee will not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee or upon or in respect of the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee. The Trustee will be indemnified and held harmless against any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of the Trust, including the costs and expenses (including counsel fees) of defending itself against any claim of liability.

INDEPENDENT AUDITORS

     The Statement of Net Assets and Schedule of Investments, audited by Ernst & Young LLP, independent auditors, have been included in reliance on their report given on their authority as experts in accounting and auditing.

LEGAL OPINIONS

     The legality of the Units offered hereby has been passed upon by Carter, Ledyard & Milburn, 2 Wall Street, New York, New York, as counsel for the Sponsor.

                           PAINEWEBBER EQUITY TRUST
                              ABCS TRUST SERIES 6


                       TRUSTEE:                                       SPONSOR:

INVESTORS BANK & TRUST COMPANY                        PAINEWEBBER INCORPORATED
               Hancock Towers,                          1200 Harbor Boulevard,
          200 Clarendon Street                             Weehawken, NJ 07087
              Boston, MA 02116                                  (201) 352-3000
                (800) 356-2754









-------------------------------------------------------------------------------
This Prospectus does not include all of the information with respect to The PaineWebber Equity Trust, ABCs Trust Series 6 set forth in its Registration Statement filed with the Securities and Exchange Commission (the "Commission") in Washington, D.C. under the:

     o  Securities Act of 1933 (File No. 333-   ) and
     o  Investment Company Act of 1940 (File No. 811-3722)

TO OBTAIN COPIES FROM THE COMMISSION AT PRESCRIBED RATES--
WRITE: Public Reference Section of the Commission
     450 Fifth Street, N.W., Washington, D.C. 20549-0102

CALL: 1--202--942--8090
VISIT:  http://www.sec.gov



--------------------------------------------------------------------------------
No person is authorized to give any information or make any representation about this Trust not contained in this Prospectus, and you should not rely on any other information. Read and keep both parts of the Prospectus for future reference.



--------------------------------------------------------------------------------

PROSPECTUS DATED     , 2000

                           UNDERTAKING TO FILE REPORTS

          Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

              CONTENTS OF REGISTRATION STATEMENT


          This registration statement comprises the following documents:

          The facing sheet.
          The Prospectus.
          The Undertaking to file reports.
          The signatures.

          The following exhibits:

          1. Ex. 99.A1 Standard Terms and Conditions of Trust dated as of July 1, 1998 between PaineWebber Incorporated, Depositor, Investors Bank & Trust Co., as Trustee (incorporated by reference to Exhibit 2 in File No. 333-55697 and filed on July 29, 1998).

          2. Ex. 99.A6 Restated Certificate of Incorporation of PaineWebber Incorporated, dated June 11, 1991 (incorporated by reference to Exhibit 1.7 to the Registration Statement on Form S-6 for the Municipal Investment Trust Fund, Monthly Payment Series 573 Defined Assets Funds (Reg No. 333-08241) filed on July 7, 1996.

         3. Ex. 99.A6 By-Laws of PaineWebber Incorporated, as amended, dated June 10, 1991 (incorporated by reference to Exhibit 1.8 to the Registration Statement on Form S-6 for the Municipal Investment Trust Fund, Monthly Payment Series 573 Defined Assets Funds (Reg No. 333-08241) filed on July 7, 1996.

         4. Ex. 99.A6 Code of Ethics of PaineWebber Unit Trust Department effective March 1, 2000 (incorporated by reference to Exhibit 99.A1 to Post Effective Amendment No.9 to Form S-6 (Reg. No. 333-34397), filed with the Commission on April 7, 2000).

          The following exhibits to be supplied by amendment:

          1. Ex.99.A2 Copy of Trust Indenture and Agreement between PaineWebber Incorporated, Depositor, Investors Bank & Trust Co. as Trustee incorporating by reference Standard Terms and Conditions of Trust dated as of July 1, 1998.

          2. Ex.99.A5 Form of Certificate of Ownership (included in Standard Terms and Conditions of Trust).

          3. Ex.99.2 Opinion of Counsel as to legality of securities being registered and Consent of Counsel.

          4. Ex.99.C1 Opinion of Counsel as to income tax status of securities being registered.

          5. Ex.99.C2  Consent of Ernst and Young, LLP Independent
Auditors.

                     FINANCIAL STATEMENTS

          1. Statement of Condition of the Trust as shown in the current Prospectus for this series.

          2. Financial Statements of the Depositor.

          PaineWebber Group-Financial Statements incorporated by reference to Form 10-K and 10-Q, File No. 1-7367, respectively.

SIGNATURE



         Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 3rd day of August, 2000.


                                           THE PAINEWEBBER EQUITY TRUST,
                                           ABCs, SERIES 6
                                           (Registrant)
                                           By: PaineWebber Incorporated
                                           (Depositor)

                                           /s/ Robert E. Holley
                                           -----------------------------------
                                           Robert Holley
                                           Senior Vice President



         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on behalf of PaineWebber
Incorporated the Depositor by the following persons who constitute a majority of the Executive Committee of its Board of Directors in the following capacities and in the City of New York, and State of New York, on this 3rd day of August, 2000.



PAINEWEBBER INCORPORATED

     Name                                      Office
     ----                                      ------
Donald B. Marron                   Chairman, Chief Executive
                                   Officer, Director & Member of
                                   the Executive Committee*
Regina A. Dolan                    Executive Vice President, Chief
                                   Administrative Officer Director and Member of
                                   the Executive Committee
Joseph J. Grano, Jr.               President, Director & Member of the Executive
                                   Committee*
Steve P. Baum                      Executive Vice President, Director and Member
                                   of the Executive Committee
Robert H. Silver                   Executive Vice President, Director and Member
                                   of the Executive Committee
Mark B. Sutton                     Executive Vice President, Director and Member
                                   of the Executive Committee
Margo N. Alexander                 Executive Vice President, Director and Member
                                   of the Executive Committee
Terry L. Atkinson                  Managing Director, Director of PaineWebber
                                   Incorporated*
Brian M. Barefoot                  Executive Vice President, Director of
                                   PaineWebber Incorporated*
Michael Culp                       Managing Director, Director of PaineWebber
                                   Incorporated*
Edward M. Kerschner                Managing Director, Director of PaineWebber
                                   Incorporated*
James P. MacGilvray                Executive Vice President, Director of
                                   PaineWebber Incorporated*

                                   By /s/ Robert E. Holley
                                      -----------------------------------
                                      Robert Holley
                                      Attorney-in-fact*


--------------
* Executed copies of the powers of attorney have been filed with the Securities and Exchange Commission in connection with Post Effective Amendment No.19 to the Registration Statement File No. 2-61279.